    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1996

                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            REGENT BANCSHARES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           NEW JERSEY                                         23-2440805
           ----------                                         ----------
(STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)


                            ------------------------
                               1430 WALNUT STREET
                        PHILADELPHIA, PENNSYLVANIA 19102
                                 (215) 546-6500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 HARVEY PORTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            REGENT BANCSHARES CORP.
                               1430 WALNUT STREET
                        PHILADELPHIA, PENNSYLVANIA 19102
                                 (215) 546-6500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                          FREDERICK W. DREHER, ESQUIRE
                           DUANE, MORRIS & HECKSCHER
                             4200 ONE LIBERTY PLACE
                          PHILADELPHIA, PA 19103-7396
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the 'Securities Act'), check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES             AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING   REGISTRATION
                 TO BE REGISTERED                      REGISTERED         PER UNIT(1)           PRICE(1)            FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value                        344,387(1) shares        $8.50           $2,927,289.50         $1,010
----------------------------------------------------------------------------------------------------------------------------------

(1) Represents shares of common stock of the Registrant purchasable upon exercise of the Company's issued and outstanding, publicly traded common stock purchase warrants at a per share exercise price of $8.50 per share.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            REGENT BANCSHARES CORP.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEM NUMBER AND CAPTION                                            HEADING IN PROSPECTUS
-----------------------                                            ---------------------

       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus......................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus..........................................  Inside Front Cover Page; Outside Back Cover Page

       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges...........................  Prospectus Summary; The Company

       4.  Use of Proceeds.......................................  Use of Proceeds

       5.  Determination of Offering Price.......................  The Offering

       6.  Dilution..............................................  *

       7.  Selling Security Holders..............................  *

       8.  Plan of Distribution..................................  Outside Front Cover Page; Prospectus Summary; The
                                                                     Offering

       9.  Description of Securities to be Registered............  The Offering; Description of Regent Securities; Price
                                                                     Range of Regent Common Stock and Related Shareholder
                                                                     Matters; The Merger

      10.  Interests of Named Experts and Counsel................  *

      11.  Information with Respect to Registrant................  Outside Front Cover Page; Prospectus Summary; The
                                                                     Company; The Offering; Capitalization; Price Range
                                                                     of Regent Common Stock and Related Shareholder
                                                                     Matters; Regent Financial Summary and Selected Per
                                                                     Share Data; Management's Discussion and Analysis of
                                                                     Financial Condition and Results of Operations;
                                                                     Business; The Merger; Consolidated Financial
                                                                     Statements

      12.  Incorporation of Certain Information by Reference.....  Incorporation of Certain Documents by Reference

      13.  Disclosure of Commission Position on Indemnification
             for Securities Act
             Liabilities.........................................  Disclosure of Commission Position on Indemnification
                                                                     for Securities Act Liabilities

------------------
* Omitted from Prospectus because item is inapplicable or answer is negative.

      SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED JANUARY 17, 1996

PROSPECTUS

                                 344,387 SHARES
                            REGENT BANCSHARES CORP.
                                  COMMON STOCK

                         ------------------------------

    Regent Bancshares Corp. ('Regent') has entered into an Amended and Restated Agreement and Plan of Merger dated as of August 30, 1995 (the 'Merger Agreement') among Carnegie Bancorp ('Carnegie'), Carnegie Bank, N.A. ('CBN'), Carnegie's wholly owned national bank subsidiary, Regent and Regent National Bank (the 'Bank'), Regent's wholly owned national bank subsidiary, providing for the merger of Regent with and into Carnegie (the 'Merger') and for the merger of the Bank with and into CBN (the 'Bank Merger'), which will then operate under the name Carnegie Regent Bank, N.A. ('CRBN'). See 'The Merger.'

    This Prospectus relates to the offer and sale by Regent of up to 344,387 shares (the 'Shares') of Regent common stock, par value $.10 per share (the 'Regent Common Stock'), that are purchasable upon exercise of warrants that are currently traded publicly (the 'Regent Public Warrants'). As of the date of this Prospectus, Regent has issued and outstanding 292,598 Regent Public Warrants, each of which was exercisable until December 31, 1995 in whole or in part from time to time to purchase 1.177 shares of Regent Common Stock at a per share exercise price of $8.50 (the 'Warrant Price') and would again become exercisable for a period of 30 days if the Merger Agreement is terminated. This offering is being made solely to the holders of the Regent Public Warrants. See 'Description of Regent Securities -- Regent Common Stock Warrants -- Regent Public Warrants.'

    Upon consummation of the Merger, the holders of Regent securities will have the right to receive Carnegie securities, as more fully described under 'The Merger.' Regent Public Warrants that were not exercised prior to December 31, 1995 for the purchase of Shares of Regent Common Stock will be converted automatically without any action on the part of the holder into Carnegie Common Stock at the rate of one share of Carnegie Common Stock for Regent Public Warrants representing in the aggregate the right to purchase 7.5 shares of Regent Common Stock. See 'The Merger.' Each holder of Regent Public Warrants will also be furnished a copy of the Joint Proxy Statement/Prospectus dated __________________, 1996 of Regent and Carnegie, which contains a more detailed explanation of the Merger and certain information relating to Carnegie and CBN.

    Under the terms of the Regent Public Warrants, Regent is required to provide each holder with a written notice of any merger, consolidation or sale of substantially all of the assets of Regent at least 30 days prior to the date such transaction is consummated. This Prospectus, therefore, also constitutes notice to the holders of Regent Public Warrants that the Merger is intended to
be consummated on or about March   , 1996 (the 'Effective Time'). The offering
of the Shares under this Prospectus will terminate as of the Effective Time. If the Merger Agreement is terminated prior to consummation of the Merger, the Regent Public Warrants may be exercised, and the offering of the Shares under this Prospectus will continue, for a period of 30 days following the termination date of the Merger Agreement.

    The Regent Common Stock is traded in the over-the-counter market and prices are quoted on the NASDAQ Small-Cap Market under the symbol 'RBNK,' and the Regent Public Warrants are quoted on the NASDAQ Small-Cap Market under the symbol 'RBNKW'. On January 5, 1996, the average of the bid and asked prices of Regent's Common Stock was $11.50 per share. See 'Price Range of Regent Common Stock and Related Shareholder Matters.'

                         ------------------------------

                                                                   PRICE TO
                                                               WARRANT HOLDERS                PROCEEDS TO REGENT
                                                               ---------------                ------------------
Per Share.............................................              $8.50                           $8.50
Total (1).............................................          $2,927,289.50                   $2,927,289.50

(1) This total is based upon the exercise of all outstanding Regent Public Warrants. There is no assurance, however, that any holders will exercise any of their respective Regent Public Warrants prior to the termination of this offering. There is no minimum number of outstanding Regent Public Warrants that must be exercised in connection with this offering. No underwriting discounts or commissions will be paid in connection with this offering.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              , 1996

                            [ RED HERRING LANGUAGE]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     Regent is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'SEC'). This Prospectus, which constitutes a part of a registration statement (the 'Registration Statement') filed by Regent with the SEC under the Securities Act of 1933 (the 'Securities Act'), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Regent and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. The Registration Statement, including exhibits and schedules filed therewith, and such reports, proxy statements and other information may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information also may be inspected at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Regent's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Regent's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1995, June 30, 1995 and March 31, 1995 and Regent's Current Report on Form 8-K dated August 30, 1995 (date of earliest event reported) have been filed with the SEC and are incorporated herein by reference. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Regent will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to Regent Bancshares Corp., 1430 Walnut Street, Philadelphia, Pennsylvania 19102,
Attention: Stephen J. Carroll, Treasurer and Chief Financial and Accounting Officer (telephone (215) 546-6500).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                              REGENT AND THE BANK

     Regent, a New Jersey corporation, is a bank holding company. The Bank is a federally chartered national bank. Regent provides banking services through the Bank and does not engage in any activities other than banking activities. The principal executive offices of Regent and the Bank are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

                                  THE OFFERING

     This Prospectus relates to the offer and sale by Regent of up to 344,387 Shares of Regent Common Stock that are purchasable upon exercise of the Regent Public Warrants to the extent exercised prior to December 31, 1995 or within 30 days after termination of the Merger Agreement. As of the date of this Prospectus, Regent has issued and outstanding 292,598 Regent Public Warrants, each of which was exercisable prior to December 31, 1995 in whole or in part from time to time to purchase 1.177 shares of Common Stock at the per Share Warrant Price of $8.50 and would again become exercisable for a period of 30 days if the Merger Agreement is terminated. This offering is being made solely to the holders of the Regent Public Warrants. See 'Description of Regent Securities -- Regent Common Stock Warrants -- Regent Public Warrants.'

     Regent has entered into the Merger Agreement among Carnegie, CBN, Regent and the Bank providing for the Merger of Regent with and into Carnegie and for the Bank Merger of the Bank with and into CBN. See 'The Merger.'

     Upon consummation of the Merger, the holders of Regent securities will have the right to receive Carnegie securities, as more fully described under 'The Merger.' Regent Public Warrants that were not exercised prior to December 31, 1995 to purchase Shares of Regent Common Stock will be converted automatically without any action of the part of the holders thereof into Carnegie Common Stock at the rate of one share of Carnegie Common Stock for Regent Public Warrants representing in the aggregate the right to purchase 7.5 shares of Regent Common Stock. See 'The Merger.' Each holder of Regent Public Warrants will also be furnished with a copy of the Joint Proxy Statement/Prospectus dated ______, 1996 of Regent and Carnegie, which contains a more detailed explanation of the Merger and certain information relating to Carnegie and CNB.

     Under the terms of the Regent Public Warrants, Regent is required to provide each holder with a written notice of any merger, consolidation or sale of substantially all of the assets of Regent at least 30 days prior to the date such transaction is consummated. This Prospectus, therefore, also constitutes notice to the holders of Regent Public Warrants that the Merger is intended to be consummated on the Effective Time, i.e., March __, 1996. The offering of the Shares under this Prospectus will terminate as of the Effective Time. If the Merger Agreement is terminated prior to consummation of the Merger, the Regent Public Warrants may be exercised, and the offering of the Shares under this Prospectus will continue, for a period of 30 days following the termination date of the Merger Agreement.

                                  THE COMPANY

     Regent, a bank holding company registered under the Bank Holding Company Act of 1956 (the 'BHCA'), is regulated by the Board of Governors of the Federal Reserve System (the 'FRB'). Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, its only subsidiary. The Bank commenced operations on June 5, 1989. Regent provides banking services through the Bank and does not engage in any activities other than banking activities. The principal executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

     The Bank, a federally chartered national bank, is regulated by the Office of the Comptroller of the Currency (the 'OCC') and is a member of the Federal Reserve System. The deposits of the Bank are insured by the Bank Insurance Fund (the 'BIF') of the Federal Deposit Insurance Corporation (the 'FDIC').

                                  THE OFFERING

     This Prospectus relates to the offer and sale by Regent of up to 344,387 Shares of Regent Common Stock that are purchasable upon exercise of the Regent Public Warrants. As of the date of this Prospectus, Regent has issued and outstanding 292,598 Regent Public Warrants, each of which was exercisable prior to December 31, 1995 in whole or in part from time to time to purchase 1.177 shares of Common Stock at the per Share Warrant Price of $8.50 and would be exercisable for a period of 30 days if the Merger Agreement is terminated. This offering is being made solely to the holders of the Regent Public Warrants. See 'Description of Regent Securities -- Regent Common Stock Warrants -- Regent Public Warrants.'

     Regent has entered into the Merger Agreement among Carnegie, CBN, Regent and the Bank providing for the Merger of Regent with and into Carnegie and for the Bank Merger of the Bank with and into CBN. See 'The Merger.'

     Upon consummation of the Merger, the holders of Regent securities will have the right to receive Carnegie securities, as more fully described under 'The Merger.' Regent Public Warrants that have not been exercised for Shares of Regent Common Stock will be converted automatically without any action on the part of the holders thereof into Carnegie Common Stock at the rate of one share of Carnegie Common Stock for Regent Public Warrants representing in the aggregate the right to purchase 7.5 shares of Regent Common Stock. See 'The Merger.' Each holder of Regent Public Warrants will also be furnished with a copy of the Joint Proxy Statement/Prospectus dated __, 1996 of Regent and Carnegie, which contains a more detailed explanation of the Merger and certain information relating to Carnegie and CNB.

     Under the terms of the Regent Public Warrants, Regent is required to provide each holder with a written notice of any merger, consolidation or sale of substantially all of the assets of Regent at least 30 days prior to the date such transaction is consummated. This Prospectus, therefore, also constitutes notice to the holders of Regent Public Warrants that the Merger is intended to be consummated on the Effective Time, i.e., March __, 1996. The offering of the Shares under this Prospectus will terminate as of the Effective Time. If the Merger Agreement is terminated prior to consummation of the Merger, the Regent Public Warrants may be exercised, and the offering of the Shares under this Prospectus will continue, for a period of 30 days following the termination date of the Merger Agreement.

                                USE OF PROCEEDS

     If all of the Regent Public Warrants are exercised, Regent's net proceeds (after deduction of estimated offering expenses of approximately $25,000) are estimated to be $2.9 million. Regent estimates, however, that the actual number of Regent Public Warrants exercised in this offering will be below the maximum number that may become exercisable. To the extent any Regent Public Warrants are exercised, Regent intends to use the net proceeds of this offering for general corporate purposes and to provide the Bank with additional equity capital.

                       PRICE RANGE OF REGENT COMMON STOCK
                        AND RELATED SHAREHOLDER MATTERS

     Market prices for Regent Common Stock are reported on the NASDAQ SmallCap Market. The table below sets forth for the periods indicated the high and low closing prices per share of Regent Common Stock on the NASDAQ System as reported in published financial sources. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. For current price information, holders of Regent Public Warrants are urged to consult publicly available sources.

                                                                                                  PRICE PER SHARE OF
                                                                                                 REGENT COMMON STOCK
                                                                                                ----------------------
                                                                                                   HIGH         LOW
                                                                                                   -----        ---
1993:
  First Quarter...............................................................................   $ 7 1/2       $ 5 1/8
  Second Quarter..............................................................................     8             5 5/8
  Third Quarter...............................................................................     8 1/2         7
  Fourth Quarter..............................................................................     9 1/2         7

1994:
  First Quarter...............................................................................     8 1/2         6 3/4
  Second Quarter..............................................................................     8             6 3/4
  Third Quarter...............................................................................     8             7
  Fourth Quarter..............................................................................     8 1/2         6

1995:
  First Quarter...............................................................................     7             5 3/4
  Second Quarter..............................................................................     6 3/4         5 1/2
  Third Quarter...............................................................................    11             6
  Fourth Quarter..............................................................................    11            10

     On January 5, 1996, the most recent available date prior to printing this Prospectus, the reported Nasdaq System closing bid and asked prices per share of Regent Common Stock were $11.00 and $12.00 respectively.

     Regent has never paid cash dividends on shares of Regent Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1995 (unaudited) and as adjusted to give effect to the exercise of 292,598 warrants to purchase an aggregate of 344,387 common shares at an exercise price of $8.50 per share and the application of the net proceeds from such exercise as described under 'Use of Proceeds'.

                                                                                         SEPTEMBER 30, 1995
                                                                                   ------------------------------
                                                                                       ACTUAL       AS ADJUSTED
                                                                                   --------------  --------------
Shareholders' Equity
  Preferred stock, $.10 par value, 5,000,000 shares authorized
     Series A, 487,532 shares issued and outstanding; entitled to $4,875,320 in
        involuntary liquidation..................................................  $   48,753       $   48,753
     Series B, 4,270 shares issued and outstanding; entitled to $42,700 in
        involuntary liquidation..................................................         427              427
     Series C, 3,515 shares issued and outstanding; entitled to $35,150 in
        involuntary liquidation..................................................         351              351
     Series D, 4,775 shares issued and outstanding; entitled to $47,750 in
        involuntary liquidation..................................................         478              478
     Series E, 99,273 shares issued and outstanding; entitled to $992,730 in
        involuntary liquidation..................................................       9,927            9,927
  Common stock, $.10 par value, 10,000,000 shares authorized, 979,274 shares issued and outstanding (1,323,661 shares issued and outstanding, as adjusted
     for exercise)...............................................................      97,927          132,366
  Capital surplus................................................................  13,300,872       16,193,722
  Retained earnings..............................................................     546,308          546,308
  Net unrealized loss on securities available for sale...........................    (476,688)        (476,688)
                                                                                  -----------      -----------
             Total Capitalization................................................ $13,528,355      $16,455,644
                                                                                  ===========      ===========

              REGENT FINANCIAL SUMMARY AND SELECTED PER SHARE DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                 --------------------  -----------------------------------------------------
                                   1995       1994       1994       1993       1992       1991       1990
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:

Interest income................  $  15,063  $  12,771  $  17,165  $  15,112  $  13,519  $  11,163  $  11,210
Interest expense...............      9,133      8,478     11,373      9,921      8,810      7,882      8,653
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income............      5,930      4,293      5,792      5,191      4,709      3,281      2,557

Provision for loan
  losses.......................        320         35        860        450        525        525        460
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after
  provision for loan losses....      5,610      4,258      4,932      4,741      4,184      2,756      2,097
Non-interest income............         74        173        202        156         70         55         43
Realized gain on sale of
  securities...................         --         --         --         --         --        642         --
Unrealized loss on securities
  held for
  sale.........................         --         --         --         --         --         --       (600)
Non-interest expense...........      5,116      2,877      4,372      3,113      2,486      2,026      1,804
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income (loss) before income
  taxes and extraordinary
  item.........................        568      1,554        762      1,784      1,768      1,427       (264)

Income tax expense.............        192        527        259        607        601        485         --

Extraordinary item --
  utilization of net operating
  loss carry forward...........         --         --         --         --         --        213         --
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..............  $     376  $   1,027  $     503  $   1,177  $   1,167  $   1,155  $    (264)
                                 =========  =========  =========  =========  =========  =========  =========
arnings (loss) per share
  Primary......................  $     .02  $     .80  $     .22  $     .71  $     .95  $     .57  $   (1.07)
  Fully Diluted................        N/A        .69        N/A        N/A  $     .82        N/A        N/A
Cash Dividends.................         --         --         --         --         --         --         --

                                        AT
                                   SEPTEMBER 30,                          AT DECEMBER 31,
                                   -------------  ---------------------------------------------------------------
                                       1995          1994         1993         1992         1991         1990
                                   -------------  -----------  -----------  -----------  -----------  -----------
BALANCE SHEET DATA:
Total assets.....................   $   256,583   $   243,450  $   243,945  $   204,800  $   132,416  $   110,185
Federal funds sold...............            --            --        6,000           --        7,300        9,562
Loans, net.......................       101,216        74,146       47,826       54,454       49,877       47,179
Investment securities............       142,812       156,664      156,166      140,226       70,032       49,869
Deposits.........................       192,943       161,061      192,393      160,715      119,723       99,013
Shareholders' equity.............        13,528        12,206       13,126       11,949       10,782        9,627
Book value per share.............   $      8.57   $      7.99  $      8.88  $      8.38  $      7.56  $      7.40

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

GENERAL

     Regent, the holding company for the Bank, recorded net income of $376 thousand, or $.02 per share, for the first nine months of 1995 compared to $1 million, or $.80 per share for the nine months ended September 30, 1994. The decline in net income for the first nine months of 1995 compared to the comparable period of 1994 was due principally to an increase in the provision for loan losses of $285 thousand and an increase in other expenses of $2.2 million, which more than offset a $1.6 million increase in net interest income.

     The higher provision for loan losses and a portion of the increase in other expenses for the nine months ended September 30, 1995 were attributable to irregularities in residential mortgage loans purchased in 1994 from two mortgage banking companies, both of which filed for bankruptcy protection. The year-to-date net income for 1995 was adversely affected by the associated professional fees and settlement costs incurred in resolving legal matters relating to the assignment of the residential mortgages to Regent. Expenses of $188 thousand were also incurred in 1995 for professional services in connection with the Merger. Salaries and employee benefits and costs incurred for the expansion and servicing of a new consumer loan program also increased other expenses for the nine months ended September 30, 1995. The increase in other expenses was partially offset by a refund of premiums previously paid to the FDIC totaling $107 thousand. The increase in net interest income was attributable to an improvement in the net interest margin as a result of increased lending volume. The net interest margin increased to 3.31% for the first nine months of 1995 from 2.31% for the first nine months of 1994.

FINANCIAL CONDITION OF REGENT

     CAPITAL ADEQUACY

     Capital adequacy standards adopted by federal banking regulators make capital more sensitive to differences in risk profiles among banking organizations and consider off-balance-sheet exposures in determining capital adequacy. Various levels of risk are assigned to different categories of assets and off-balance-sheet activities.

     These standards define capital as Tier I and Tier II capital. All banks are required to have Tier I capital of at least 4% of risk-weighted assets and total capital of 8% of risk-weighted assets. Tier I (Core) capital consists of common shareholders' equity, non-cumulative preferred stock and retained earnings. Tier II or total capital includes Tier I capital, cumulative preferred stock, qualifying subordinated debt and the allowance for loan losses up to a maximum 1.25% of total risk-weighted assets. The following table presents the components of Regent's assets and Tier I and II capital ratios at September 30, 1995 and December 31, 1994:

                                                 SEPTEMBER 30,     DECEMBER 31,
                                                     1995             1994
                                               ---------------   --------------
Tier I Capital .............................     $ 14,005,043      $ 13,628,568
  Allowance for possible loan losses .......        1,706,324         1,387,754
  Qualifying subordinated debt .............        1,650,000         1,650,000
                                                 ------------      ------------
Total Tier II capital ......................     $ 17,361,367      $ 16,666,322
                                                 ------------      ------------
                                                 ------------      ------------
Total Risk Adjusted Assets .................     $136,505,936      $111,020,356
                                                 ------------      ------------
                                                 ------------      ------------
Tier I Ratio ...............................            10.26%            12.28%
Tier II Ratio ..............................            12.72%            15.01%

     In addition to the risk-based requirements, regulations have been adopted that establish a minimum leverage capital ratio of 3% of Tier I capital to total assets. The 3% level applies to only those banks that are given the highest composite rating under the regulators' rating system while all other banks are expected to have 3% plus an additional cushion of at least 100 to 200 basis points. At September 30, 1995, and December 31, 1994, Regent's leverage ratio was 5.5% and 5.6%, respectively.

     Regent's objective is to maintain its strong capital base as well as exceeding the requirements for the Bank to be classified as 'well capitalized,' as defined by the FDIC. Management believes that Regent's capital ratios are in excess of regulatory requirements, are adequate to support current and near term growth, and that the Bank's ratios can be maintained above the level needed to be considered 'well capitalized.'

     ASSET AND LIABILITY MANAGEMENT

     Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, policies and procedures have been implemented that utilize a combination of selected investments and funding sources with various maturity structures.

     Liquidity: Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

     Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but they also provide monthly principal and interest payments.

     The liquidity position is also strengthened by the establishment of credit facilities with other banks and the Federal Home Loan Bank of Pittsburgh (FHLB). Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities up to 20 years at costs that would be less expensive than through the Bank's deposit generation process.

     Investment Portfolio: The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed portfolio with an amortized cost of $140.9 million at September 30, 1995, $22.1 million were adjustable rate and $118.8 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at September 30, 1995 approximated 5.4 years.

     Interest Rate Sensitivity: Interest rate sensitivity is closely related to liquidity since each is directly affected by the maturity of assets and liabilities. Interest rate sensitivity also deals with exposure to fluctuations in interest rates and its effect on net interest income. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing, and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods. In conjunction with the 'gap' analysis, computer simulations are used to evaluate net interest income volatility under varying rate and volume projections over selected future timeframes.

     The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

     The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed according to repricing opportunities for NOW and money market accounts, maturities for certificates of deposit and expected retention rates and interest sensitivity for savings deposits.

                                             0 TO 3     4 TO 12    1 TO 3     3 TO 5     AFTER 5
                                             MONTHS     MONTHS      YEARS      YEARS      YEARS       TOTAL
                                            ---------  ---------  ---------  ---------  ---------  -----------
                                                                (DOLLARS IN THOUSANDS)
Mortgage-backed securities................  $   7,578  $  23,342  $  52,883  $  52,364  $   4,054  $   140,221
Other securities..........................      2,195         --         --         --        395        2,590
Mortgage loans held for sale..............      4,071         --         --         --         --        4,071
Loans.....................................     45,307     22,380      6,016      8,969     21,812      104,484
                                            ---------  ---------  ---------  ---------  ---------  -----------
  Total Earning Assets....................  $  59,151  $  45,722  $  58,899  $  61,333  $  26,261  $   251,366
                                            =========  =========  =========  =========  =========  ===========

NOW and money market......................  $  10,861  $      --  $      --  $      --  $      --  $    10,861
Savings...................................         --         --     24,059     24,059         --       48,118
Certificates of deposit...................     13,647     58,379     22,336     23,939         52      118,353
FHLB advances.............................     37,928         --         --         --        213       38,141
Subordinated debt.........................         --         --      2,750         --         --        2,750
Net non-interest bearing source of
  funds...................................         --         --         --         --     33,143       33,143
                                            ---------  ---------  ---------  ---------  ---------  -----------
  Total Sources of Funds..................  $  62,436  $  58,379  $  49,145  $  47,998  $  33,408  $   251,366
                                            =========  =========  =========  =========  =========  ===========

Period Gap................................     (3,285)   (12,657)     9,754     13,335     (7,147)
                                            =========  =========  =========  =========  =========

Cumulative Gap............................     (3,285)   (15,942)    (6,188)     7,147         --
                                            =========  =========  =========  =========  =========
Cumulative Gap as % of total assets.......      (1.3%)     (6.2%)     (2.4%)      2.8%         --           --

     INVESTMENT PORTFOLIO

     The investment portfolio of Regent includes investments classified as held-to-maturity and available-for-sale and consists of mortgage-backed securities and non-marketable equity securities. The mortgage-backed securities portfolio is comprised principally of securities issued by U.S. Government agencies and corporations, which represented 86% of the total mortgage-backed portfolio at September 30, 1995. The remaining 14% consisted of collateralized mortgage obligations of private issuers. The table below summarizes by major category the amortized cost and market values of investment securities classified as held-to-maturity and available-for-sale at September 30, 1995:

                                                                  HELD-TO-MATURITY                        AVAILABLE-FOR-SALE
                                                          ----------------------------------       --------------------------------
                                                           AMORTIZED COST     MARKET VALUE         AMORTIZED COST     MARKET VALUE
                                                          ----------------  ----------------       --------------    --------------
GNMA ...............................................        $ 13,096,578        $ 12,663,480        $         --        $         --
FHLMC ..............................................          45,209,954          44,526,145          11,447,000          11,095,255
FNMA ...............................................          34,225,820          33,379,852          17,958,752          17,588,669
Collateralized mortgage obligations ................          19,005,398          19,005,482                  --                  --
Non-marketable equity securities ...................                  --                  --           2,589,808           2,589,808
                                                            ------------        ------------        ------------        ------------
                                                            $111,537,750        $109,574,959        $ 31,995,560        $ 31,273,732
                                                            ============        ============        ============        ============

     LENDING

     Total loans, consisting of loans held for the portfolio and mortgage loans held for sale, amounted to $108.6 million at September 30, 1995 compared to $81.5 million at December 31, 1994. The increase of $27.1 million primarily reflected higher commercial loan activity and consumer loans, which, represented the expansion of a specialized installment loan program that finances automobile insurance premiums. The following table details the types of loans outstanding by category as of September 30, 1995 and December 31, 1994:

                                                                 SEPTEMBER 30, 1995           DECEMBER 31, 1994
                                                             ---------------------------  -------------------------
                                                                  AMOUNT           %          AMOUNT          %
                                                             ----------------  ---------  --------------  ---------
Commercial & industrial....................................  $ 42,607,801         41%       $27,406,523       36%

Real estate:
     Construction..........................................     3,910,321          4%         1,455,110        2%
     Mortgages-residential.................................    27,336,353         26%        29,252,959       38%
     Mortgages-commercial..................................    13,970,415         13%        13,550,216       18%

Consumer...................................................    16,658,627         16%         4,409,532        6%
                                                             ------------      ---------     ----------  ---------
           Total Loans.....................................   104,483,517        100%        76,074,340      100%
                                                                                 ===                         ===
Less:
     Unearned interest and fees............................    (1,353,823)                     (214,701)
                                                             ------------                   -----------
                                                             $103,129,694                   $75,859,639
                                                             ============                   ===========

Mortgage loans held for sale...............................  $  4,071,033                   $ 5,387,517
                                                             =============                  ===========

     To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities less than five years. The following table presents the scheduled maturities of loans that are outstanding as of September 30, 1995:

                                                     AFTER 1
                                     WITHIN        BUT WITHIN      AFTER
                                     1 YEAR         5 YEARS       5 YEARS        TOTAL
                                   -----------  -------------  -----------   -------------
Predetermined interest rates....   $23,294,114   $13,628,774   $ 21,811,169   $ 58,734,057
Floating rate ..................    24,829,188    16,868,983      4,051,289     45,749,460
                                   -----------   -----------   ------------   ------------
                                   $48,123,302   $30,497,757   $ 25,862,458   $104,483,517
                                   ===========   ===========   ============   ============

     RISK ELEMENTS

     The level of non-performing assets, consisting of non-accrual loans, loans past due ninety days or more, and other real estate owned amounted to $3.4 million or 1.34% of total assets at September 30, 1995 compared to $4.1 million or 1.68% of total assets at December 31, 1994. The reduction of $650 thousand in non-performing assets resulted primarily from lower non-accrual loans as several large non-accruing loans were fully repaid in the 1995 second quarter. The following table details the non-performing assets as of September 30, 1995 and December 31, 1994:

                                                            SEPTEMBER 30, 1995    DECEMBER 31, 1994
                                                            ------------------    -----------------
Non-accrual loans ...........................................   $2,884,193           $3,685,804
Accruing loans 90 days or more past due .....................      545,510              393,681

Restructured loans ..........................................           --                   --
                                                                ----------           ----------
     Total non-performing loans .............................    3,429,703            4,079,485
Other real estate owned .....................................           --                   --
                                                                ----------           ----------
     Total non-performing assets ............................   $3,429,703           $4,079,485
                                                                ==========           ==========

Non-performing loans to period end loans and loans held for
  sale ......................................................         3.16%                5.01%

Non-performing assets to total assets .......................         1.34%                1.68%

Non-performing assets to loans, loans held for sale and other
  real estate owned .........................................         3.16%                5.01%

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest and principal is doubtful. The non-accrual loans are primarily secured by various types of real estate. Interest income not recognized due to non-accrual status was $248.6 thousand for the nine months ended September 30, 1995. No interest income was included in operating income attributable to non-accrual loans in the same nine-month period.

     Other real estate owned represents property acquired by foreclosure or deed in lieu of foreclosure. These assets are initially reported at the lower of the related loan balance or the fair value of the property.

     As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral, and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity for the nine months ended September 30, 1995 and 1994:

                                                            SEPTEMBER 30, 1995    SEPTEMBER 30, 1994
                                                            ------------------    ------------------
Balance, beginning of period ...............................   $ 1,713,372           $1,321,225
                                                               -----------           ----------

Charge-offs:
     Commercial & industrial ...............................           340               15,909
     Real estate -- construction ...........................            --               22,492
     Real estate -- residential ............................       127,679                   --
                                                               -----------           ----------
                                                                   128,019               38,401
                                                               -----------           ----------

Recoveries:
     Commercial & industrial ...............................           567               81,602
     Consumer ..............................................         8,000                   --
                                                               -----------           ----------
           Total recoveries ................................         8,567               81,602
                                                               -----------           ----------

Net (charge-offs) recoveries ...............................      (119,452)              43,201
                                                               -----------           ----------
Provision charged to operations ............................       320,000               35,000
                                                               -----------           ----------

Balance, end of period .....................................   $ 1,913,920           $1,399,426
                                                               ===========           ==========

Allowance for loan losses as a % of year-end loans and loans
  held for sale ............................................          1.76%                1.73%

     DEPOSITS

     Total deposits at September 30, 1995 aggregated $192.9 million which was $31.9 million higher than the December 31, 1994 balance of $161 million. This increase was attributable to higher certificate of deposit balances of $68.1 million which offset the decline in statement savings balances of $35.2 million. As illustrated in the table below, the mix of deposits has shifted to a greater reliance on certificates of deposit as a funding source.

                                 SEPTEMBER 30, 1995            DECEMBER 31, 1994
                            ---------------------------  ---------------------------
                                 BALANCE        %            BALANCE              %
                              ------------    ----        ------------          ----
Demand ...................    $ 15,611,907       8%       $ 13,641,796            8%
NOW ......................       3,618,720       2%          4,201,594            3%
Savings ..................      48,117,623      25%         83,335,372           52%
Money Market .............       7,241,841       4%          9,594,864            6%
Certificates of deposit ..     118,353,183       61%        50,287,846           31%
                              ------------     ----        ------------         ----
                              $192,943,274     100%        $161,061,472         100%
                              ============     ====        ============         ====

     SHORT-TERM BORROWINGS

     Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs, and as a tool in the Bank's asset/liability management process. During 1995 and 1994, the Bank has utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings from the FHLB are secured by the Bank's investments in mortgage-backed securities.

     The following table summarizes the Bank's short-term borrowing activity for the nine months ended September 30, 1995 and 1994:

                                                                  AVERAGE
                                                BALANCE        OUTSTANDING
                                              OUTSTANDING       DURING THE       AVERAGE
                                              SEPTEMBER 30        PERIOD        RATE PAID
                                             --------------  ----------------  -----------
1995: FHLB borrowings ...............         $37,926,981      $46,341,779       6.25%
      Federal funds purchased........                  --          280,952       5.92%
                                              -----------      -----------
                                              $37,926,981      $46,622,731       6.25%
                                              ===========      ===========
1994: FHLB borrowings ...............         $43,970,817      $34,696,515       4.42%
      Federal funds purchased .......                  --          128,276       3.46%
                                              -----------      -----------
                                              $43,970,817      $34,824,791       4.41%
                                              ===========      ===========


     RESULTS OF OPERATIONS

     Net income for the nine months ended September 30, 1995 amounted to $376 thousand, or $.02 per share, compared to the $1 million, or $.80 per share, earned in the first nine months of 1994. The lower 1995 year-to-date results were attributable to increases in the provision for loan losses and other expenses. The nine-month net income total, however, benefitted from higher net interest income.

     NET INTEREST INCOME

     Net interest income for the nine months ended September 30, 1995 totaled $5.9 million which was $1.6 million, or 38%, higher than net interest income in the comparable 1994 period of $4.3 million. The year-to-date increase was attributable to an improved net interest margin which reflected the yields on earning assets rising faster than the cost of interest bearing liabilities. The net interest margin rose from 2.31% for the first nine months of 1994 to 3.31% for the same nine-month period in 1995. The yields on earning assets were higher as a result of lower amortization of securities portfolio premiums and the higher prime lending rate which has prevailed in 1995. Additionally, a greater percentage of interest income was derived from higher yielding loan activity. For the nine months ended September 30, 1995, interest and fees on loans represented 50% of total interest income versus 36% in the same 1994 period. Offsetting the benefits of the improved net interest margin, however, was a reduction of $10 million in the amount of average earning assets. The following is a rate/yield analysis for the nine months ended September 30, 1995 and 1994:

                                                              1995                                        1994
                                                AVERAGE      INCOME/      RATE/           AVERAGE        INCOME/          RATE/
                                                BALANCE      EXPENSE      YIELD           BALANCE        EXPENSE           YIELD
                                              -----------  -----------  ---------       -----------     -----------      ---------
                                                                        (DOLLARS IN THOUSANDS)
Interest Earning Assets:
     Federal funds sold .....................    $     --    $     --        --%           $    379       $    10          3.37%
     Securities .............................     151,650       7,581      6.66%            170,097         8,150          6.39%
     Loans ..................................      86,881       7,482     11.36%             78,078         4,611          7.79%
                                                 --------     -------     -----             -------        ------
           Total ............................    $238,531     $15,063      8.42%           $248,554       $12,771          6.85%
                                                 ========     =======                      ========       =======

Interest Bearing Liabilities:
     NOW accounts ...........................    $  4,185     $    78      2.49%           $  3,200       $    60          2.50%
     Statement savings ......................      55,014       2,000      4.86%            102,943         4,129          5.36%
     Money market ...........................       9,008         258      3.83%              8,011           175          2.93%
     Time deposits ..........................      96,228       4,450      6.18%             66,904         2,542          5.08%
     Short-term borrowings ..................      46,622       2,180      6.25%             34,825         1,149          4.41%
     Long-term advances .....................          93           3      6.51%              7,129           261          4.88%
     Subordinated debt ......................       2,750         164      7.98%              2,701           162          8.03%
                                                 --------     -------                       -------        ------
           Total ............................     213,900       9,133      5.71%            225,713         8,478          5.02%
                                                 --------     -------                       -------        ------

Non-Interest Bearing Sources of
  Funds .....................................      24,631                                    22,841
                                                 --------                                   -------
                                                 $238,531                                  $248,554
                                                 ========                                   =======

Net Interest Income/Spread ..................                 $ 5,930      2.71%                          $ 4,293          1.83%
                                                              =======      =====                           ======          =====
Net Interest Margin .........................                              3.31%                                           2.31%
                                                                           =====                                           =====

     PROVISION FOR LOAN LOSSES

     A provision for loan losses of $320 thousand was recorded for the nine months ended September 30, 1995 compared to $35 thousand in the same period in 1994. The increase in the provision was due to the non-accrual loans that occurred as a result of collectibility concerns for certain residential mortgage loans purchased from two mortgage banking companies, as well as a commercial loan extended to one of these companies.

     OTHER EXPENSES

     Total other expenses for the nine months ended September 30, 1995 were $5.1 million, or 78%, over the comparable 1994 period total of $2.9 million. The primary factors that increased other expenses for the nine-month period ended September 30, 1995 were higher salaries and employee benefit costs, professional fees, processing and operating costs for the insurance premium finance lending program, costs incurred in connection with resolving legal matters relating to the assignment of residential mortgage loans to the Bank and Merger related expenses. Salaries and employee benefit expenses increased by $157.7 thousand for the first three quarters and were attributable to higher staffing levels and benefit costs and to salary increases. Professional services increased by $508.5 thousand for the nine months ended September 30, 1995 principally due to legal expenses incurred in connection with the workout of the irregularities involving residential mortgage loans. In addition, legal, accounting and advisory expenses of $188 thousand were incurred relating to Regent's proposed merger with Carnegie. Expenses of $1.3 million were recorded in the nine months ended September 30, 1995 which did not occur in the comparable 1994 period for the processing and operating of the installment loan program for automobile insurance premium financing. An expense of $175 thousand was also recorded in 1995 for the settlement of legal matters in connection with the assignment of certain residential mortgage loans to Regent. The carrying value of an asset received in satisfaction of a borrower's debt was reduced by $50 thousand. Offsetting these increases in other expenses was a refund of $107 thousand received from the FDIC applicable to insurance premiums previously paid.

     PROVISION FOR INCOME TAXES

     For the nine months ended September 30, 1995, income tax expense was $191.8 thousand versus $526.9 thousand for the same period in 1994. The lower provision in 1995 reflects the decrease in pre-tax profits as the effective tax rate for both periods was 34%.

                     COMPARISON-YEAR ENDED DECEMBER 31, 1994
                         TO YEAR ENDED DECEMBER 31, 1993
                        AND YEAR ENDED DECEMBER 31, 1993
                         TO YEAR ENDED DECEMBER 31, 1992

FINANCIAL OVERVIEW

     Regent, the holding company for the Bank, recorded net income of $503 thousand, or $.22 per share, in 1994 compared to the net income of $1.2 million, or $.71 per share, earned in 1993. In 1993, the Bank introduced a new lending program directed to the mortgage banking industry. As an alternative to a warehouse credit line, the Bank participates in the funding of individual residential mortgage loans originated by mortgage bankers. During late 1994, two of the mortgage banking companies involved in this program experienced financial difficulties and subsequently filed for bankruptcy protection. At or about the same time, the Bank learned that irregularities occurred in the origination process at the mortgage banking companies which negatively impacted the underlying real estate collateral of certain loans that had been funded. As a result of these conditions, the Bank recorded charges totaling $1.1 million on a pre-tax basis ($1.08 per common share) in the fourth quarter, which included an additional provision for loan losses of $825 thousand. Management of the Bank is aggressively pursuing the recovery of a substantial portion of these charges through insurance claims and other courses of action. Such recoveries, if realized, will be recorded in future periods when received. Offsetting the effects of this non-recurring incident was an increase in net interest income of $600 thousand, which resulted from a higher level of average earning assets.

     Total assets at December 31, 1994 were $243.5 million which was comparable to December 31, 1993 total assets of $243.9 million. While the overall asset size remained relatively the same, the asset mix changed as lending activity increased by 14%. Total loans and mortgage loans held for sale increased to $81.5 million at year end 1994 from $71.6 million at December 31, 1993. The rise in loans was attributable to higher commercial activity and a new installment lending program. A continuing emphasis has been placed on loan growth by reinvesting the cash flow from the mortgage-backed securities portfolio into the commercial and installment programs but reducing residential mortgage activity.

     Funding sources changed significantly in 1994, particularly in the latter half of the year. The Bank increased its borrowings from the FHLB as a significant portion of deposit balances were withdrawn and reinvested into higher yielding U.S. Treasury securities. As a result, the Bank's statement savings and certificate of deposit balances decreased by 18% and 25%, respectively. The decrease in total deposits of $31.3 million was funded by borrowings from the FHLB at rates comparable to the rates paid by the Bank on deposits.

     In 1993, net income was $1.18 million, or $.71 per share, while net income in 1992 was $1.17 million, or $.95 per share. The 1% increase in net income from 1992 to 1993 was attributable to an increase in net interest income and a lower provision for loan losses. The $482 thousand increase in net interest income resulted primarily from a higher amount of interest earning assets, specifically, mortgage-backed securities, while the overall improvement in loan quality enabled the provision for loan losses to be reduced by $75 thousand. Net interest income, although increasing in 1993 versus 1992, was reduced by a charge of $400 thousand for additional securities premium amortization recorded in the 1993 fourth quarter. This additional premium amortization recognized the acceleration in prepayments which occurred from the heavy volume of mortgage refinancings. Offsetting these increases to earnings, however, were other expenses being higher by 25%. The results of operations and per share information is summarized in the following table:

                                                                                                          % INCREASE (DECREASE)
                                                                                                        --------------------------
                                                   1994               1993               1992           1994 TO 1993    1993 TO 1992
                                               -------------      -------------       -------------     ------------    ------------
Net interest income .................          $5,791,818          $5,191,442       $4,709,404              12%              10%
 Provision for loan losses ..........             860,000             450,000          525,000              91%             (14%)
 Other income .......................             201,883             155,650           70,297              30%             121%
 Other expenses .....................           4,371,776           3,113,483        2,486,145              40%              25%
                                               ----------          ----------       ----------
 Pre-tax income .....................             761,925           1,783,609        1,768,556             (57%)              1%
 Income taxes .......................             259,100             606,500          601,700             (57%)              1%
 Net Income .........................            $502,825          $1,177,109       $1,166,856             (57%)              1%
                                               ==========          ==========       ==========
 Earnings per share:
    Primary .........................          $     .22           $      .71      $      .95
    Fully diluted ...................                 --                  --              .82

FINANCIAL CONDITION

     CAPITAL ADEQUACY

     Economic conditions and the regulatory environment have placed an increasing emphasis on the capital strength of financial institutions. Capital strength is a primary determinant in a financial institution's ability to grow, make acquisitions and protect against any unforeseen loss or adverse economic condition. An evaluation of capital strength assesses how an institution's inherent risks impact its ongoing financial net worth and focuses particularly on asset quality, interest rate sensitivity, earnings and liquidity.

     Total shareholders' equity at December 31, 1994 was $12.2 million or $920 thousand lower than shareholders' equity of $13 million at December 31, 1993. The decrease was a result of recording a net unrealized loss on securities available for sale of $1.4 million which exceeded Regent's net income of $503 thousand. No cash dividends were paid in 1994 or 1993 as it is management's intention to retain its earnings for the foreseeable future in order to maintain its capital strength and allow for growth.

     Capital adequacy standards adopted by federal banking regulators make capital more sensitive to differences in risk profiles among banking organizations and consider off-balance-sheet exposures in determining capital adequacy. Various levels of risk are assigned to different categories of assets and off-balance sheet activities.

     These standards define capital as Tier I and Tier II capital. All banks are required to have Tier I capital of at least 4% of risk-weighted assets and total capital of at least 8% of risk-weighted assets. Tier I(Core) capital consists of common shareholders' equity, non-cumulative preferred stock, and retained earnings and excludes the effects of unrealized gains or losses on securities available for sale. Tier II or total capital includes Tier I capital, cumulative preferred stock, qualifying subordinated debt, and the allowance for possible loan losses of up to a maximum of 1.25% of total risk-weighted assets. The following table presents the components of Regent's assets and Tier I and II capital ratios at December 31, 1994 and 1993:

                                                                           1994              1993
                                                                     ----------------  ----------------
Tier I: Equity Capital.............................................  $     13,628,567  $     13,125,743

  Less:............................................................                --            (6,401)
                                                                     ----------------  ----------------
     Total Tier I Capital..........................................        13,628,567        13,119,342
Tier II: Allowance for possible loan losses........................         1,387,754         1,321,225
Qualifying subordinated debt.......................................         1,650,000         2,040,000
                                                                     ----------------  ----------------
     Total Tier II capital.........................................  $     16,666,321  $     16,480,567
                                                                     ----------------  ----------------
                                                                     ----------------  ----------------

Total Risk Adjusted Assets.........................................  $    111,020,356  $    105,924,683
                                                                     ----------------  ----------------
                                                                     ----------------  ----------------
Tier I Ratio.......................................................            12.28%            12.39%
Tier II Ratio......................................................            15.01%            15.56%

     In addition to the risk-based requirements, regulations have been adopted that establish a minimum leverage capital ratio of 3% of Tier I capital to total assets. The 3% level applies to only those banks that are given the highest composite rating under the regulators rating system while all other banks are expected to have 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1994 and 1993, Regent's leverage ratio was 5.6% and 5.4%, respectively.

     Regent's objective is to maintain its strong capital base as well as exceeding the requirements for the Bank to be classified as 'well capitalized', as defined by the FDIC. Management believes that the Bank's capital ratios are in excess of regulatory requirements, are adequate to support current and near term growth, and that the Bank's ratios can be maintained above the level needed to be considered 'well capitalized.'

     ASSET AND LIABILITY MANAGEMENT

     Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, policies and procedures have been implemented that utilize a combination of selected investments and funding sources with various maturity structures.

     LIQUIDITY

     Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

     Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but they also provide monthly principal and interest payments.

     The liquidity position is also strengthened by the establishment of credit facilities with other banks and the FHLB. Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities up to 20 years at costs that would be less expensive than through the Bank's deposit generation process.

     INVESTMENT PORTFOLIO

     The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed portfolio with a carrying value of $155.1 million at December 31, 1994, $17.9 million were adjustable rate and $137.2 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at December 31, 1994 approximated 6.9 years.

     INTEREST RATE SENSITIVITY

     Interest rate sensitivity is closely related to liquidity since each is directly affected by the maturity of assets and liabilities. Interest rate sensitivity also deals with exposure to fluctuations in interest rates and its effect on net interest income. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods. In conjunction with the 'gap' analysis, computer simulations are used to evaluate net interest income volatility under varying rate and volume projections over selected future timeframes.

     The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock-in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

     The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed according to repricing opportunities for NOW and money market accounts, maturities for certificates of deposit and expected retention rates and interest sensitivity for savings deposits.


                                          0 TO 3     4 TO 12      1 TO 3      3 TO 5     AFTER 5
                                          MONTHS      MONTHS      YEARS       YEARS       YEARS       TOTAL
                                        ----------  ----------  ----------  ----------  ---------  -----------
                                                                (DOLLARS IN THOUSANDS)
Mortgage-backed securities............  $    8,459  $   11,386  $   46,512  $   73,744  $  15,000  $   155,101
Other securities......................       3,323          --          --          --        396        3,719
Mortgage loans held for sale..........       5,388          --          --          --         --        5,388
Loans.................................      34,220       9,236       5,151       4,961     22,506       76,074
                                        ----------  ----------  ----------  ----------  ---------  -----------
     Total Earning Assets.............  $   51,390  $   20,622  $   51,663  $   78,705  $  37,902  $   240,282
                                        ----------  ----------  ----------  ----------  ---------  -----------
                                        ----------  ----------  ----------  ----------  ---------  -----------

NOW and money market..................  $   13,796  $       --  $       --  $       --  $      --  $    13,796
Savings...............................      27,778          --      27,779      27,779         --       83,336
Certificates of Deposit...............       7,785      23,806       3,073      15,572         52       50,288
FHLB advances.........................      57,637       5,400          --          --         --       63,037
Subordinated debt.....................          --          --          --       2,750         --        2,750

Net non-interest bearing sources of
  funds...............................          --          --          --          --     27,075       27,075
                                        ----------  ----------  ----------  ----------  ---------  -----------
     Total Sources of Funds...........  $  106,996  $   29,206  $   30,852  $   46,101  $  27,127  $   240,282
                                        ----------  ----------  ----------  ----------  ---------  -----------
                                        ----------  ----------  ----------  ----------  ---------  -----------
Period Gap............................  $  (55,606) $   (8,584) $   20,811  $   32,604  $  10,775
                                        ----------  ----------  ----------  ----------  ---------
                                        ----------  ----------  ----------  ----------  ---------
Cumulative Gap........................  $  (55,606) $  (64,190) $  (43,379) $  (10,775) $      --
                                        ----------  ----------  ----------  ----------  ---------
                                        ----------  ----------  ----------  ----------  ---------
Cumulative Gap as % of total assets...      (22.8%)     (26.3%)     (17.8%)      (4.4%) $      --
                                        ----------  ----------  ----------  ----------  ---------
                                        ----------  ----------  ----------  ----------  ---------

     INVESTMENT PORTFOLIO

     The investment portfolio of Regent includes investments classified as held-to-maturity and available-for-sale and consists of mortgage-backed securities and non-marketable equity securities. The mortgage-backed securities portfolio is comprised principally of securities issued by U.S. Government agencies and corporations, which represented 86% of the total mortgage-backed portfolio. The remaining 14% consisted of collateralized mortgage obligations of private issuers. The table below summarizes by major category the amortized cost of the mortgage-backed securities available-for-sale and the carrying values of mortgage-backed securities held-to-maturity at December 31, 1994, 1993 and 1992. Prior to the adoption of SFAS 115 for 1994, the Bank was not required to segregate its investment portfolio between securities available-for-sale and securities held-to-maturity:


                                                           1994
                                             --------------------------------
                                               AVAILABLE         HELD TO
                                                FOR SALE         MATURITY           1993              1992
                                             --------------  ----------------  ----------------  ----------------
GNMA.......................................  $           --  $     13,804,916  $        130,375  $        394,959
FHLMC......................................      12,686,878        50,078,849        77,343,996        84,493,606
FNMA.......................................      19,523,444        37,215,590        49,120,901        30,467,362
Collateralized mortgage
  obligations..............................       1,408,502        20,383,071        27,178,202        21,987,039
                                             --------------  ----------------  ----------------  ----------------
                                             $   33,618,824  $    121,482,426  $    153,773,474  $    137,342,966
                                             --------------  ----------------  ----------------  ----------------
                                             --------------  ----------------  ----------------  ----------------

     The following table details the range of maturities of the total mortgage-backed securities portfolio as of December 31, 1994 based on the weighted average life of the securities for each classification and the weighted average yield for each maturity period:


                                                  WITHIN        AFTER 1 BUT       AFTER 5 BUT
                                                  1 YEAR       WITHIN 5 YEARS   WITHIN 10 YEARS        TOTAL
                                               -------------  ----------------  ----------------  ----------------
U.S. agencies and corporations...............  $   1,320,924  $    118,863,857  $     13,124,896  $    133,309,677
Collateralized mortgage obligations..........      1,620,412        16,887,853         3,283,308        21,791,573
                                               -------------  ----------------  ----------------  ----------------
                                               $   2,941,336  $    135,751,710  $     16,408,204  $    155,101,250
                                               -------------  ----------------  ----------------  ----------------
                                               -------------  ----------------  ----------------  ----------------
Weighted Average Yield.......................          8.04%             5.90%             7.13%

     The following table sets forth those collateralized mortgage obligations which have a carrying value that exceeded 10% of Regent's shareholders' equity at December 31, 1994. These securities have an investment rating of AA or better.


                                                                          CARRYING VALUE  MARKET VALUE
                                                                          --------------  -------------
Bear Stearns Mortgage Securities Inc.
     Series 1993-2 Class 7..............................................   $  2,818,466   $   2,818,397
Bear Stearns Mortgage Securities Inc.
     Series 1993-2 Class 5..............................................      2,836,237       2,836,153
Bear Stearns Mortgage Securities Inc.
     Series 1993-2 Class 6..............................................      1,938,015       1,938,026
Bear Stearns Mortgage Securities Inc.
     Series 1993-12 Class 1B............................................      1,956,763       1,956,720
Bear Stearns Mortgage Securities Inc.
     Series 1992-04.....................................................      1,874,806       1,718,713
Capstead Securities Corp.
     Series 1992-C-3....................................................      1,871,913       1,871,848
ML Trust XII............................................................      1,344,502       1,344,502
Resolution Trust Corporation
     Series 1991-M6.....................................................      1,562,992       1,373,562
Saxon Mortgage Security Corp.
     Series 1993-04 Class 1A............................................      2,833,843       2,833,911

     Regent also makes investments in securities other than mortgage-backed instruments and these are classified in the consolidated balance sheet as investment securities. The following table summarizes the carrying values of investment securities at December 31, 1994, 1993 and 1992:


                                                                           1994          1993           1992
                                                                        -----------  -------------  -------------
U.S. Treasury bills...................................................  $   124,672  $      99,860  $     124,763
Non-marketable equity securities:

  Federal Reserve Bank................................................           --        300,000        300,000
  FHLB................................................................           --      1,972,200      2,100,000
Other.................................................................           --         20,275         36,528
                                                                        -----------  -------------  -------------
                                                                        $   124,672  $   2,392,335  $   2,561,291
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------

Non-marketable equity securities in the previous table classified as investment securities in 1993 and 1992 have been reclassified as available-for-sale at December 31, 1994.

     LENDING

     Total loans, consisting of loans held for the portfolio and mortgage loans held for sale, amounted to $81.5 million at December 31, 1994 compared to $71.6 million at December 31, 1993 and $55.5 million at December 31, 1992. The 14% increase in 1994 activity resulted primarily from higher commercial and industrial and commercial real estate balances, and a specialized installment loan program that finances automobile insurance premiums. The growth of loans held for the portfolio of $27.1 million offset the curtailment of the residential mortgage participation program which was unfavorably affected by the bankruptcy of two mortgage banking companies. The participation program generated mortgage loans held for sale of $22.7 million at December 31, 1993 versus $5.4 million at December 31, 1994 and have commitments to be sold within a period of approximately 15 to 30 days.

     The mix of the loans held for the portfolio has shifted as real estate loans comprised 58% of the loans outstanding at December 31, 1994 compared to 52% at year end 1993. The increase in the residential mortgage balances, as well as the increase in the overall percentage of real estate loans, was the result of retaining in the portfolio approximately $9.0 million in mortgages purchased from the two bankrupt mortgage companies due to the expiration of purchase commitments by investors. The underlying collateral for real estate loans is primarily located in the Bank's market area and a significant portion is secured by residential property. The following table details the types of loans outstanding at December 31 for each of the past five years:


                                      1994            1993            1992            1991            1990
                                 --------------  --------------  --------------  --------------  --------------
Commercial &
  industrial...................  $   27,406,523  $   23,293,946  $   26,418,088  $   26,227,429  $   25,616,983
Real estate:
  Construction.................       1,455,110       2,218,795       2,634,900       5,181,425       5,541,377
  Mortgage--residential........      29,252,959      17,358,843      18,974,537      12,483,927      12,005,360
  Mortgage--commercial.........      13,550,216       5,700,298       7,001,507       6,651,876       4,508,119
Consumer.......................       4,409,532         357,700         448,204         225,837         122,254
                                 --------------  --------------  --------------  --------------  --------------
                                 $   76,074,340  $   48,929,582  $   55,477,236  $   50,770,494  $   47,794,093
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------
Mortgage loans held for sale...  $    5,387,517  $   22,700,892  $           --  $           --  $           --
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------

     To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities less than five years. The following table presents the scheduled maturities of loans that are outstanding as of December 31, 1994:


                                                     WITHIN       AFTER 1 BUT
                                                     1 YEAR      WITHIN 5 YEARS  AFTER 5 YEARS       TOTAL
                                                 --------------  --------------  --------------  --------------
Commercial & industrial........................  $   15,721,244  $   10,752,613  $      932,666  $   27,406,523
Real estate:
     Construction..............................       1,388,927          66,183              --       1,455,110
     Mortgages--residential....................       5,185,794       7,080,850      16,986,315      29,252,959
     Mortgages--commercial.....................       2,558,065       4,432,180       6,559,971      13,550,216
Consumer.......................................       4,272,625         136,907              --       4,409,532
                                                 --------------  --------------  --------------  --------------
                                                 $   29,126,655  $   22,468,733  $   24,478,952  $   76,074,340
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------

     The table below provides a breakdown of loans as of December 31, 1994 that have either predetermined interest rates or floating rates:


                                                     WITHIN       AFTER 1 BUT
                                                     1 YEAR      WITHIN 5 YEARS  AFTER 5 YEARS       TOTAL
                                                 --------------  --------------  --------------  --------------
Predetermined interest rates...................  $    9,428,888  $   10,111,775  $   22,506,430  $   42,047,093
Floating rate..................................      19,697,767      12,356,958       1,972,522      34,027,247
                                                 --------------  --------------  --------------  --------------
                                                 $   29,126,655  $   22,468,733  $   24,478,952  $   76,074,340
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------

     RISK ELEMENTS

     The level of non-performing assets, consisting of non-accrual loans, accruing loans past due 90 days or more and other real estate owned, amounted to $4.0 million, or 1.68%, of total assets at December 31, 1994, compared to $2.5 million, or 1.04%, at December 31, 1993. The appreciable increase was directly attributable to the residential mortgage and commercial lending transactions involving the two bankrupt mortgage companies. Excluding the effects of the mortgage activity, the level of non-performing assets relating to the commercial lending portfolio has remained relatively the same over the past year. The following table details the non-performing assets at December 31, 1990 through 1994:



                                              1994           1993           1992           1991          1990
                                          -------------  -------------  -------------  -------------  -----------
Non-accrual loans.......................  $   3,685,804  $   2,123,202  $   3,055,220  $   1,296,505  $   915,400
Accruing loans 90 days or more past
  due...................................        393,681        420,237        314,759        489,291           --
Restructured loans......................             --             --             --             --           --
                                          -------------  -------------  -------------  -------------  -----------
Total non-performing loans..............      4,079,485      2,543,439      3,369,979      1,785,796      915,400
Other real estate owned.................             --             --        953,304        988,000           --
                                          -------------  -------------  -------------  -------------  -----------
Total non-performing assets.............  $   4,079,485  $   2,543,439  $   4,323,283  $   2,773,796  $   915,400
                                          -------------  -------------  -------------  -------------  -----------
                                          -------------  -------------  -------------  -------------  -----------
Non-performing loans to period end loans
  and loans held for sale...............           5.01%          3.55%          6.07%          3.52%        1.92%
Non-performing assets to total assets...           1.68%          1.04%          2.11%          2.09%         .83%
Non-performing assets to loans, loans
  held for sale and other real estate
  owned.................................           5.01%          3.55%          7.66%          5.36%        1.92%

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest and principal is doubtful. The non-accrual loans at December 31, 1994, 1993 and 1992 are primarily secured by various types of real estate. The table below shows the effect on interest income of placing loans on non-accrual status for each of the three years ended December 31, 1994.


                                                                     1994         1993         1992
                                                                  -----------  -----------  -----------
Interest income not recognized due to non-accrual status........  $   211,032  $   198,500  $   261,374
Interest income included in operating income attributable to
  non-accrual loans.............................................  $    36,800  $    79,900  $   219,015

     Other real estate owned consists of property acquired by foreclosure or deed in lieu of foreclosure. These assets are initially reported at the lower of the related loan balance or the fair value of the property. Management continues to evaluate the carrying value in relation to its fair value less the estimated costs to sell.

     As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity from 1990 through 1994 in the allowance for loan losses:


                                                1994           1993           1992          1991         1990
                                            -------------  -------------  -------------  -----------  -----------
Balance, beginning of year................  $   1,321,225  $   1,077,635  $     905,139  $   575,000  $   115,000
                                            -------------  -------------  -------------  -----------  -----------
Charge-offs
  Commercial & industrial.................        138,158         54,377        352,727       60,535           --
  Real estate -- construction.............         22,492             --             --      100,000           --
  Real estate -- commercial...............             --        190,000             --       40,000           --
  Real estate -- residential..............        355,493             --             --           --           --
  Installment.............................         36,000             --             --           --           --
                                            -------------  -------------  -------------  -----------  -----------
Total charge-offs.........................        552,143        244,377        352,727      200,535           --
                                            -------------  -------------  -------------  -----------  -----------
Recoveries:
  Commercial & industrial.................         84,290          3,641            223           --           --
  Real estate -- commercial...............             --         34,326             --        5,674           --
                                            -------------  -------------  -------------  -----------  -----------
  Total recoveries........................         84,290         37,967            223        5,674           --
                                            -------------  -------------  -------------  -----------  -----------
Net charge-offs...........................        467,853        206,410        352,504      194,861           --
                                            -------------  -------------  -------------  -----------  -----------
Provision charged to operations...........        860,000        450,000        525,000      525,000      460,000
                                            -------------  -------------  -------------  -----------  -----------
Balance, end of year......................  $   1,713,372  $   1,321,225  $   1,077,635  $   905,139  $   575,000
                                            -------------  -------------  -------------  -----------  -----------
                                            -------------  -------------  -------------  -----------  -----------
Net charge-offs as a % of average loans
  and loans held for sale.................           .60%           .37%           .62%         .41%          --%
Allowance for loan losses as a % of
  year-end loans and loans held for
  sale....................................          2.10%          1.84%          1.94%        1.78%        1.20%

     The allowance for loan losses has increased by 30% from $1.3 million at December 31, 1993 to $1.7 million at December 31, 1994. The higher allowance for loan losses at year end 1994 was due to the increase in non-accrual loans that occurred as a result of collectibility concerns for certain residential mortgage loans purchased from two mortgage banking companies as well as a commercial loan extended to one of these companies.

     Management believes that those loans identified as non-performing are adequately secured and the allowance for loan losses is sufficient in relation to the potential risk of loss that has been identified in the loan portfolio. Management has allocated the allowance based on an assessment of risks within the loan portfolio and the estimated value of underlying collateral. The following table sets forth the allocation of the Bank's allowance for loan losses for each of the five years ended December 31, 1994.


                            1994                    1993                    1992                    1991             1990
                   ----------------------  ----------------------  ----------------------  ----------------------  ---------
                                 % OF                    % OF                    % OF                    % OF
                    AMOUNT       TOTAL      AMOUNT       TOTAL      AMOUNT       TOTAL      AMOUNT       TOTAL      AMOUNT
                   ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
Commercial &
  industrial.....  $      --          --%  $       --         --%  $      --          --%  $      --          --%  $ 144,000
Real estate-
  mortgages......    750,000          44%          --         --           --         --     100,000          11%    431,000
Consumer.........         --          --           --         --           --         --          --          --          --
Unallocated......    963,372          56%   1,321,225        100%   1,077,635        100%    805,139          89%         --
                   ---------         ---   ---------         ---    ---------        ---   ---------         ---   ---------
                  $1,713,372         100%  $1,321,225        100%  $1,077,635        100%  $ 905,139         100%  $ 575,000
                   ---------         ---    ---------        ---    ---------        ---   ---------         ---   ---------
                   ---------         ---    ---------        ---    ---------        ---   ---------         ---   ---------


                      % OF
                      TOTAL
                   -----------
Commercial &
  industrial.....          25%
Real estate-
  mortgages......          75%
Consumer.........          --
Unallocated......          --
                          ---
                          100%
                          ---
                          ---



     DEPOSITS

     Total deposits at December 31, 1994 aggregated $161.1 million, $31.3 million lower than at December 31, 1993. In the latter half of 1994, significant deposit outflow occurred as many depositors reinvested maturing certificates of deposit and available savings balances into higher yielding U.S. Treasury securities. In an unusual occurrence, which lasted for several months in 1994 and into 1995, Treasury securities were yielding higher returns than comparable products being offered at the Bank and other financial institutions. Despite the decrease in total deposits, the mix of deposit balances at December 31, 1994, 1993 and 1992, as illustrated in the table below, has shifted so that the Bank is less reliant on certificates of deposit as a funding source. Increases in core deposit balances, including demand, NOW and money market accounts, has enabled the Bank to be slightly less dependent on higher costing certificates of deposit.


                                                            % OF                           % OF                           % OF
                                             1994           TOTAL           1993           TOTAL           1992           TOTAL
                                       ----------------  -----------  ----------------  -----------  ----------------  -----------
Demand...............................  $     13,641,796           8%  $     13,801,979           7%  $      7,921,435           5%
NOW..................................         4,201,594           3%         2,833,806           1%         2,558,456           2%
Savings..............................        83,335,372          52%       101,700,163          53%        83,741,777          52%
Money Market.........................         9,594,864           6%         6,760,740           4%         6,691,253           4%
Certificates of Deposit..............        50,287,846          31%        67,296,178          35%        59,802,109          37%
                                       ----------------       -----   ----------------       -----   ----------------       -----
                                       $    161,061,472         100%  $    192,392,866         100%  $    160,715,030         100%
                                       ----------------       -----   ----------------       -----   ----------------       -----
                                       ----------------       -----   ----------------       -----   ----------------       -----

     Certificates of deposit of $100 thousand or more at December 31, 1994 of $7.6 million had the following maturities:

Three months or less.........................................................  $   2,241,000
Three months through six months..............................................      1,063,000
Six months through twelve months.............................................      2,224,000
Over twelve months...........................................................      2,118,000
                                                                               -------------
                                                                               $   7,646,000
                                                                               -------------
                                                                               -------------

     SHORT-TERM BORROWINGS

     Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs, and as a tool in the Bank's asset/liability management process. During 1994, 1993 and 1992, the Bank utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings under these facilities are secured by the Bank's mortgage-backed securities. The following table summarizes the Bank's short-term borrowing activity for 1994, 1993 and 1992:


                                                                               MAXIMUM
                                                             OUTSTANDING     OUTSTANDING     INTEREST      INTEREST
                                             OUTSTANDING        DURING          AT ANY        RATE AT      RATE FOR
                                               AT 12/31        THE YEAR       MONTH-END        12/31       THE YEAR
                                            --------------  --------------  --------------  -----------  -------------
1994: FHLB borrowings.....................  $   63,037,382  $   38,050,845  $   63,037,382        6.32%         4.90%
      Federal funds purchased.............              --         360,602       1,000,000          --          4.52%
                                            --------------  --------------
                                            $   63,037,382  $   38,411,447                        6.32%         4.90%
                                            --------------  --------------
                                            --------------  --------------

1993: FHLB borrowings.....................  $   23,704,821  $   20,466,112  $   27,500,000        3.46%         3.36%
      Federal funds purchased.............              --         138,630       2,800,000          --          3.17%
                                            --------------  --------------
                                            $   23,704,821  $   20,604,742                        3.46%         3.35%
                                            --------------  --------------
                                            --------------  --------------
1992: FHLB borrowings.....................  $   23,500,000  $   15,525,559  $   40,000,000        3.16%         3.58%
      Federal funds purchased.............              --         172,541       2,000,000          --          3.32%
                                            --------------  --------------
                                            $   23,500,000  $   15,698,100                        3.16%         3.57%
                                            --------------  --------------
                                            --------------  --------------

RESULTS OF OPERATIONS

     Net income for 1994 amounted to $503 thousand, or $.22 per share, compared to $1.2 million, or $.71 per share, in 1993. The decrease in 1994 profitability resulted from a higher provision for loan losses of $410 thousand and higher other expenses of $1.3 million, but benefitted from an increase in net interest income of $600 thousand.

     Regent's net income totaled $1.18 million in 1993 compared to $1.17 million in 1992. The increase of 1% in 1993's earnings was the result of higher net interest income and a lower provision for loan losses which offset an increase in other expenses. On a per share basis, Regent earned $.71 in 1993 versus $.95 in 1992. Although net income increased by 1%, primary earnings per share decreased by 25% as a result of an increase in the amount of common stock equivalents included in the number of average shares outstanding. In addition, the charge for the preferred stock dividend was higher in 1993 due to an increase in the value of the preferred stock dividend.

     NET INTEREST INCOME

     A key component of Regent's profitability is net interest income which represents the difference between interest earned on loans, securities and other interest earning assets and the interest paid on deposits, borrowings and debt instruments. Net interest income is coordinated with the asset/liability management process and emphasizes maintaining acceptable levels of liquidity, interest rate risk, and capital.

     Net interest income of $5.8 million in 1994 was $600 thousand, or 12%, higher than net interest income in 1993 of $5.2 million. The increase was attributable to higher average balances in the investment securities and lending portfolios, which offset a drop in yield on earning assets. The total investment securities portfolio balance at year end 1994 was comparable to year end 1993 totals but the average 1994 balance was higher. The average balance of $14.1 million was higher because a significant amount of securities were purchased late in 1993 and early in 1994. For the remainder of 1994, the securities decreased as the monthly cash flow from the mortgage-backed securities was reinvested into loans. The lending portfolio increase benefitted from the expansion of the commercial loan area and the heavy volume generated by the mortgage participation program. Of the $21.9 million increase in average loan balances, approximately $17.5 million was attributable to the mortgage participation program and $3.5 million to commercial activity. Reflecting the emphasis on increased lending activity, income earned from loans represented 37% of total interest income in 1994 versus 29% in 1993 while investment income decreased from 71% in 1993 to 63% in 1994.

     Although the funding sources changed significantly at year end 1994 reflecting the effects of the Treasury market on retail deposit outflows in the fourth quarter, average balances showed less drastic changes throughout the year. Average savings balances increased by $8.6 million while average balances of FHLB advances were higher by $13.9 million. The increase in average FHLB advances corresponded to the increase in mortgage participations which were required to be funded by FHLB advances.

     The overall cost of funds remained relatively unchanged in 1994 at 5.09% versus 5.11% in 1993. The lower yield on earning assets in 1994, however, reduced the net interest rate spread from 2.13% in 1993 to 1.92% in 1994. The net interest margin, net interest income divided by total average earning assets, displayed a corresponding decrease from 2.49% in 1993 to 2.37% in 1994.

     Net interest income of $5.2 million in 1993 was $482 thousand, or 10%, higher than net interest income of $4.7 million in 1992. The increase was attributable primarily to higher average mortgage-backed securities and loan balances. Offsetting this benefit, however, was the additional premium amortization taken on the mortgage-backed securities portfolio of $400 thousand. This additional amortization was necessary to recognize the significant amount of prepayments in the 1993 fourth quarter as a result of the heavy volume of residential mortgage refinancings. Although the Bank was able to reduce its cost of funds in 1993, it was not enough to offset a decline in earning asset yields which were impacted by an overall decline in interest rates, the reinvestment of the securities portfolio cash flow into lower yielding instruments, and the additional premium amortization. Thus, the net interest rate spread of 2.13% in 1993 was lower than the net interest rate spread of 2.45% in 1992 and the net interest margin similarly dropped from 2.87% in 1992 to 2.49% in 1993.

     PROVISION FOR LOAN LOSSES

     The Bank recorded a provision for loan losses of $860 thousand in 1994, $450 thousand in 1993 and $525 thousand in 1992. The increase in the 1994 provision was due to the increase in non-accrual loans that occurred as a result of collectibility concerns for certain residential mortgage loans purchased from two mortgage banking companies, as well as a commercial loan extended to one of these companies. The provision in 1993 was lower than 1992 as a result of the decrease in the level of net charge-offs and non-performing loans.

     OTHER EXPENSES

     Total other expenses for 1994 were $4.3 million, or 40%, over 1993's total of $3.1 million. The primary factors that increased other expenses were personnel expenses, professional fees, FDIC premiums, state and local taxes, depreciation, advertising, costs incurred in the start-up and processing of a new installment lending program, the write-down of the carrying value of an asset received in satisfaction of a borrower's debt and the write-off of an accounts receivable balance from a mortgage banking company. Salaries and related payroll taxes and employee benefits increased by $377 thousand and were attributable to salary increases, additional employees and higher benefit costs. Professional services were higher by $123 thousand due to a rise in legal costs relating to the workout of problem loans and additional audit work performed by independent accountants. FDIC premiums increased by $69 thousand based on the higher level of deposit balances during the year. The carrying value of an asset received in satisfaction of a borrowers debt was reduced by $132 thousand, and the Bank wrote-off the balance of a receivable of $113 thousand from one of the bankrupt mortgage companies. Expenses were incurred in the fourth quarter for the start-up, processing and operational costs associated with a new installment loan program amounting to $168 thousand. An advertising campaign initiated for lending and deposit activity in 1994 increased advertising expenses by $48 thousand. The purchase of additional work stations and an upgrade in computer capabilities increased depreciation expense by $39 thousand, and state and local taxes were higher by $27 thousand.

     Other expenses for 1993 totaled $3.1 million, which were 25% higher than 1992's total expenses of $2.5 million. The primary factors contributing to the $627 thousand increase were higher personnel expenses, FDIC premiums, legal costs, capital shares tax payment and data processing expenses.

Salaries and employee benefits increased by $236 thousand due to salary increases, larger staff and higher benefit costs. Legal costs were higher by $132 thousand and were attributable to services relating to the workout of problem loans. A larger deposit base resulted in a higher FDIC assessment of approximately $85 thousand. The Pennsylvania capital shares tax paid in 1993 was $34 thousand higher than 1992's payment. An increase in the number of deposit and loan accounts and related transaction costs increased data processing expenses by $18 thousand. Assessments imposed by the OCC based on asset size increased by $18 thousand while consulting fees were higher by $30 thousand due to an increase in fees and the use of a consulting firm to assist with the analysis of the Bank's asset and liability structure and interest rate risk.

     PROVISION FOR INCOME TAXES

     The provision for income taxes for 1994 was $259 thousand versus $607 thousand in 1993 and $602 thousand in 1992. The change in the income tax provision over the three year period reflected the variances in pre-tax income as the effective rate for all three periods was 34%.

          CONSOLIDATED AVERAGE BALANCE SHEETS AND RATE/YIELD ANALYSIS


                                     1994                                1993                                1992
                      ----------------------------------  ----------------------------------  ----------------------------------
                       AVERAGE     INCOME/      RATE/      AVERAGE     INCOME/      RATE/      AVERAGE     INCOME/      RATE/
                       BALANCE     EXPENSE      YIELD      BALANCE     EXPENSE      YIELD      BALANCE     EXPENSE      YIELD
                      ----------  ---------      ---      ----------  ---------      ---      ----------  ---------      ---
ASSETS
Interest-earning
 assets:
 Federal funds
   sold.............   $  283,562    $   9,562      3.37%    $  195,890   $   6,898    3.52%    $   805,738   $  32,010       3.97%
 Investment
   securities and
   securities
   available for
   sale.............  166,476,790   10,841,050      6.51%   152,419,875  10,713,146    7.03%    106,369,054   8,689,377       8.17%

 Loans and loans
   held for sale....   78,103,505    6,313,866      8.08%    56,161,328   4,392,116    7.82%     56,813,029   4,797,689       8.44%
                      -----------   ----------              -----------  ----------             -----------   ---------
   Total interest-
     earning
     assets.........  244,863,857   17,164,478      7.01%   208,777,093  15,112,160    7.24%    163,987,821  13,519,076       8.24%
                      -----------   ----------      ----    -----------  ----------    ----     -----------   ---------       ----
Cash and due from
 banks..............    4,141,245                             3,971,327                           2,541,165
Premises and
 equipment, net.....      687,614                               611,634                             644,425
Other assets........    3,123,073                             3,361,232                           3,179,725
Allowance for loan
 losses.............   (1,382,633)                           (1,220,348)                         (1,013,654)
                      ===========                          ============                        ============
   Total assets..... $251,433,156                          $215,500,938                        $169,339,482
                      ===========                          ============                        ============
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest-bearing
 liabilities:
 NOW................   $3,323,519    $  82,609      2.49%    $2,762,220   $  76,117    2.76%     $2,367,974   $  83,921      3.54%
 Savings............  100,708,463    5,411,613      5.37%    92,098,667   5,038,442    5.47%     61,129,763   3,543,651      5.80%
 Money market
   deposits.........    8,657,771      254,607      2.94%     6,347,863     199,892    3.15%      9,224,565     343,565      3.72%
 Time deposits......   63,612,009    3,257,678      5.12%    61,994,112   3,400,630    5.49%     61,379,121   4,154,564      6.77%
 Short-term
   borrowings.......   38,411,447    1,881,337      4.90%    20,604,742     691,121    3.35%     15,698,100     560,943      3.57%
 Long-term
   advances.........    6,069,041      267,204      4.40%    10,000,000     486,060    4.86%      2,227,993     123,028      5.52%
 Subordinated
   debt.............    2,712,466      217,612      8.02%       357,356      28,456    7.96%             --          --        --
                       ----------    ---------               ----------   ---------              ----------   ---------      ----
   Total
    interest-bearing
     liabilities....  223,494,716   11,372,660      5.09%  194,164,960    9,920,718    5.11%     152,027,516  8,809,672      5.79%
                      -----------   ----------       ---   -----------    ---------     ---      -----------  ---------      ----
Demand deposits.....   12,657,347                            6,775,803                             4,346,919
Other liabilities...    2,365,832                            1,896,274                             1,668,943
                       ----------                          -----------                            ----------
   Total
     liabilities....  238,517,895                          202,837,037                           158,043,378
Shareholders'
 equity.............   12,915,261                           12,663,901                            11,296,104
                       ----------                          -----------                            ----------
   Total liabilities
     and
     shareholders'
     equity.......   $251,433,156                         $215,500,938                          $169,339,482
                     ============                         ============                          ============
Net interest income
 and net interest
 spread.............               $5,791,818      1.92%                 $5,191,442    2.13%                 $4,709,404      2.45%
                                   ==========      ====                  ==========    ====                  ==========      ====
Net interest rate
 margin.............                               2.37%                               2.49%                                 2.87%
                                                   ====                                ====                                  ====

                       VOLUME AND RATE VARIANCE ANALYSIS

     Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is the affected by changes in the volume of earning assets and interest-bearing liabilities. The following table sets forth for the years ended December 31, 1994 compared to December 31, 1993, and December 31, 1993 to December 31, 1992, the dollar amount of increase (decrease) in interest income and interest expense from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.


                                            1994 COMPARED TO 1993                  1993 COMPARED TO 1992
                                    -------------------------------------  --------------------------------------
                                                             NET INCREASE                            NET INCREASE
                                      VOLUME        RATE     (DECREASE)(1)   VOLUME        RATE      (DECREASE)(1)
                                    -----------  ----------  ------------  -----------  -----------  ------------
Federal funds sold................  $     2,943  $     (279)  $    2,664   $   (21,834) $    (3,278)  $  (25,112)
Investment secunties and
  securities available for sale...      630,188    (502,284)     127,904     2,986,862     (963,093)   2,023,769
Loans and loans held for sale
  (2).............................    1,526,746     395,004    1,921,750      (388,153)     (17,420)    (405,573)
                                    -----------  ----------  ------------  -----------  -----------  ------------
Total Interest Income.............    2,159,877    (107,559)   2,052,318     2,576,875     (983,791)   1,593,084
                                    -----------  ----------  ------------  -----------  -----------  ------------
NOW accounts......................       12,540      (6,048)       6,492        23,220      (31,024)      (7,804)
Savings deposits..................      460,689     (87,518)     373,171     1,681,590     (186,799)   1,494,791
Money market deposits.............       66,862     (12,147)      54,715       (96,071)     (47,602)    (143,673)
Certificates of deposit...........       92,564    (235,516)    (142,952)       42,067     (796,001)    (753,934)
Short-term borrowngs..............      776,630     413,586    1,190,216       161,953      (31,775)     130,178
Long-term advances................     (348,586)    129,730     (218,856)      412,425      (49,393)     363,032
Subordinated debt.................      188,941         215      189,156        28,456           --       28,456
                                    -----------  ----------  ------------  -----------  -----------  ------------
Total Interest Expense............    1,249,640     202,302    1,451,942     2,253,640   (1,142,594)   1,111,046
                                    -----------  ----------  ------------  -----------  -----------  ------------
Net Interest Income...............  $   910,237  $ (309,861)  $  600,376   $   323,235  $   158,803   $  482,038
                                    -----------  ----------  ------------  -----------  -----------  ------------
                                    -----------  ----------  ------------  -----------  -----------  ------------

------------------
(1) The change in interest due to both rate and volume has been reflected in volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
(2) Includes net loan fees of $21,697 and net loan costs of $40,112 in 1993 and interest on non-accrual loans to the extent of interest paid of $36,860 and $79,900 in 1994 and 1993, respectively.

                                    BUSINESS

BUSINESS OF REGENT AND THE BANK

     Regent is a one bank holding company registered under the BHCA. Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, its only subsidiary. The Bank commenced operations on June 5, 1989. Regent provides banking services through the Bank and does not engage in any activities other than banking activities. The principal executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

     The Bank, a federally-chartered national bank, is regulated by the OCC and is a member of the Federal Reserve System. The deposits held by the Bank are insured by the BIF of the FDIC.

     For a discussion of the federal regulations applicable to Regent as a bank holding company and the Bank as a national bank, see 'Supervision and Regulation.'

     The Bank conducts all its banking activities through its office located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102, offering a broad range of commercial and private banking services. At September 30, 1995, the Bank had total deposits of $192.9 million and had total loans and loans held for sale outstanding of $107.2 million. Although the Bank's primary service area for Community Reinvestment Act purposes is Center City Philadelphia, it also services the Delaware Valley which consists of Philadelphia, Montgomery, Bucks, Chester, Delaware, Berks, Lancaster, Northampton and Lehigh Counties in Pennsylvania; New Castle and Kent Counties in Delaware; Cecil County in Maryland; and Camden, Burlington, Salem, Atlantic, Ocean, Mercer, Cumberland and Cape May Counties in New Jersey (the 'Delaware Valley').

     The Bank engages in the commercial banking business, serving the banking needs of its customers with a particular focus on small and medium-sized businesses, professionals and other individuals, with an emphasis on the origination of loans in the $100 thousand to $2.5 million range. The Bank's strategy in providing its services is to attempt to respond to each customer's needs and assure that a customer will deal regularly with the same officer of the Bank. The small and midsized business and entrepreneurial market in the Bank's service area is large and the Bank believes it can offer the flexibility, speed and personal attention necessary to serve this large market. The banking and broad business experience of the officers and directors makes the Bank particularly well-suited to serve the individualized needs of this market.

     The Bank offers a wide range of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

     A broad range of credit facilities are offered to the businesses and residents of its service area, including commercial loans, home improvement loans, mortgage loans, and home equity lines of credit. At September 30, 1995, the Bank's maximum legal lending limit was $2.7 million per borrower.

     In addition, the Bank offers safe deposit boxes, travelers' checks, money orders, direct deposit of payroll and Social Security checks, and access to one or more regional or national automated teller networks as well as international services through correspondent institutions. The Bank is also empowered to offer trust services. The Bank has the power to act as executor of wills and as a trustee for Individual Retirement Accounts, minors and other fiduciaries. Other trust services are provided through correspondent institutions. The Bank has established relationships with correspondent banks and other financial institutions in order to provide other services requested by its customers, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limits.

     There is substantial competition among financial institutions in the Bank's service area. The Bank competes with new and established local commercial banks, as well as numerous regionally based commercial banks. There is also competition from out of state financial institutions, thrifts and mutually owned savings banks and savings and loan associations. As of the date hereof, the Bank had attracted, and believes it will continue to attract its customers from the deposit base of such existing banks and financial institutions and from growth in the Delaware Valley. Many such banks and financial institutions are well-established and well-capitalized, allowing them to do more advertising and promotion and to provide a greater range of services, including trust services. The Bank's strategy has been and will continue to be emphasizing personalized services, offering competitive rates to depositors and making use of commercial and personal ties of the shareholders, directors, officers and staff to Delaware Valley businesses and residents.

     In recent years, intense market demands, economic pressures and significant legislative and regulatory action have eroded traditional banking industry classifications which were once clearly defined and have increased competition among banks, as well as between banks and other financial institutions. As a result, banks and other financial institutions have had to diversify their services, generally increase interest paid on deposits and become more cost effective. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. Some of the effects on banks and other financial institutions of these market dynamics and legislative regulatory changes include increased customer awareness of product and service differences among competitors and increased merger activity.

     As of September 30, 1995, Regent and the Bank had a total of 38 employees.

SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable laws or regulations may have a material effect on the business and prospects of Regent.

     GENERAL -- RECENT REGULATORY ENACTMENTS

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the 'Interstate Act') was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state borders. The Interstate Act has two main provisions. The first provision generally provides that, commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state.

     The second major provision of the Interstate Act permits, beginning on June 1, 1997, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1997.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

     In July 1995, Pennsylvania enacted legislation by which it 'opted in' to the Interstate Act. Prior to adopting this legislation, Pennsylvania law permitted interstate acquisitions by bank holding companies whose home states had 'reciprocal' legislation that allowed acquisitions by Pennsylvania based bank holding companies. Under the Interstate Act, the provisions requiring reciprocal authorization have been eliminated. The new legislation, however, retained the requirement of approval by the Pennsylvania Department of Banking with respect to any acquisition of a national bank located in Pennsylvania, regardless of the location of the acquiror. The Pennsylvania legislation also conditioned the authorization for interstate branching into Pennsylvania by an out-of-state bank if a Pennsylvania chartered institution would be permitted to establish a branch in such other state. Although it is impossible to predict the impact of the Interstate Act at this time, it will most likely enhance competition in the Pennsylvania marketplace as bank holding companies located outside of Pennsylvania become freer to acquire institutions located in Pennsylvania. The ability to operate acquired Pennsylvania banks as part of an existing bank charter rather than as a separately chartered institution may make interstate banking more cost-efficient, and may lead to additional acquisitions in Pennsylvania by out-of-state institutions.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ('FDICIA') was enacted in December 1991. FDICIA was primarily designed to provide additional financing for the FDIC by increasing its borrowing ability. The FDIC was given the authority to increase deposit insurance premiums to repay any such borrowing. In addition, FDICIA identifies capital standard categories for financial institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions depending on the category in which an institution is classified. Pursuant to FDICIA, undercapitalized institutions must submit recapitalization plans, and a holding company controlling a failing institution must guarantee such institution's compliance with its plan. As of September 30, 1995, the Bank was deemed 'well capitalized' under the regulations of the FDIC implementing FDICIA.

     FDICIA also requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards. The federal bank regulatory agencies have proposed regulations implementing these provisions, but have not yet formally adopted these standards.

     BANK HOLDING COMPANY REGULATION

     General. As a bank holding company registered under the BHCA, Regent is subject to the regulation and supervision of the FRB. Regent is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, Regent's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     Additionally, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the BHCA to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     Capital Adequacy Guidelines for Bank Holding Companies. In January 1989, the FRB adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be 'Tier I Capital,' consisting of common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets. The remainder ('Tier II Capital') may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying perpetual preferred stock, (c) hybrid capital instruments,
(d) perpetual debt, (e) mandatory convertible securities and (f) subordinated debt and intermediate-term preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligations of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

     In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

     BANK REGULATION

     The Bank is a national bank subject to the supervision of, and regular examination by, the OCC, as well as to the supervision of the FDIC. The FDIC insures the deposits of the Bank to the current maximum allowed by law through the BIF.

     The operations of the Bank are subject to state and federal statutes applicable to banks which are members of the Federal Reserve System and to the regulations of the FRB, the FDIC and the OCC. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting. Under the provisions of the Federal Reserve Act, the Bank is subject to certain restrictions on any extensions of credit to Regent or, with certain exceptions, other affiliates, on investments in the stock or other securities of national banks, and on the taking of such stock or securities as collateral. These regulations and restrictions may limit Regent's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses. Further, the Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or Regent, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit. Regent also is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

     As an institution whose deposits are insured by the FDIC, the Bank also is subject to insurance assessments imposed by the FDIC. Under current law, as amended by FDICIA, the insurance assessment to be paid by BIF insured institutions is as specified in schedules issued by the FDIC from time to time. The amount of the assessment is determined in part to allow for a minimum BIF reserve ratio of 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute). In November 1995, the FDIC determined that the BIF had reached the statutorily required reserve ratio and adopted a proposal to establish a new assessment rate schedule for BIF members of 0 to 27 basis points. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined on whether the institution is considered 'well capitalized,' 'adequately capitalized,' or 'under-capitalized,' as those terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provision of FDICIA, and whether such institution is considered by its supervising agency to be financially sound or to have supervisory concerns.

PROPERTIES OF REGENT AND THE BANK

     The Bank leases approximately 15,600 square feet of the first and second floors and basement of 1430 Walnut Street, Philadelphia, Pennsylvania. The space is occupied by both Regent and the Bank and serves as the Bank's sole banking location. The first floor contains a banking lobby. The vault, together with additional lobby and storage space is located in the basement. Executive, administrative, and loan offices are located on the second floor. At September 30, 1995, approximately 90% of the Bank's leased total square footage was occupied.

     The property is leased with a rental expense of approximately $190,000 per annum excluding taxes, insurance, utilities and janitorial services through May 1999. The lease provides for two 5-year renewal options at the then current market rental rates, plus a right of first refusal to purchase the premises.

LEGAL PROCEEDINGS OF REGENT

     The Bank and Shareholders Funding, Inc. (the 'Debtor') are parties to a Participation Agreement pursuant to which the Bank purchased 100% participations in mortgage loans originated by the Debtor. The Debtor filed for bankruptcy protection in November 1994, in the proceeding known as In Re: Shareholders Funding, Inc., Debtor, pending in the United States Bankruptcy Court for the Eastern District of Pennsylvania, Case No. 94-17215 SR. At approximately the same time, James Beck (the president of the Debtor) filed an individual petition for bankruptcy protection. Pursuant to a Motion for Relief from Stay filed on February 24, 1995, the Bank requested, among other relief, that the court order the Debtor to execute assignments of notes and mortgages to the Bank with respect to approximately $7.6 million of mortgages that the Bank had purchased and that the Debtor was obligated to resell but had failed to resell as a result of its financial difficulties. The Debtor and the trustee objected to the Bank's request, alleging that the mortgages may be the property of Debtor and that the funds advanced by the Bank of approximately $7.6 million might represent unsecured loans to the Debtor.

     The parties conducted discovery in connection with the pending Motion for Relief from Stay, including document productions and interrogatories. Ultimately, the trustee, the creditors' committee and the Bank agreed that a potential claim existed against the Debtor's accounting firm and the pursuit of that claim would be beneficial to all parties. Accordingly, the Bank, the creditors' committee and the trustee agreed to a settlement. As part of the settlement, the Bank's Motion for Relief from Stay was granted and the trustee and the creditors' committee will not object to the Bank's unsecured claim. The fixed portion of the Bank's claim has been agreed to in the amount of approximately $1.73 million; the contingent portion of the claim has been limited to approximately $740 thousand. As part of the settlement, the Bank agreed to pay to the trustee $175 thousand, which is part of the Bank's fixed claim and may be used to pay all or part of the costs and expenses of the administration of the estate and the Bank will lend the trustee up to $175 thousand, to pay counsel fees in litigation against the Debtor's accountant by the trustee. If those counsel fees exceed $175 thousand, counsel has agreed to continue the litigation on a contingency fee basis. The Bank will lend up to an additional $50 thousand to pay the fees and expenses of professionals (other than attorneys) retained by the trustee in connection with the claim against the Debtor's accounting firm. Lastly, the Bank may make a third loan to the trustee in an amount not to exceed $75 thousand for additional expenses of professionals other than attorneys in connection with the litigation against the Debtor's accountants. The loans will bear interest at the Bank's prime rate plus one percent per annum. The Bank will make such loans available to the trustee only after the expense has been approved by the Bank after receipt of a financial plan which is in form and substance satisfactory to the Bank and only after the expense is due and owing. The indebtedness will be evidenced by notes. The disbursement of any proceeds of the claim against the Debtor's accountants will be disbursed as follows: first, to the payment of any administrative claims of the trustee, the committee and/or any professionals employed by the trustee or the committee, provided that such claims arose directly out of the litigation against the Debtor's accountants; and second, to the payment of the Bank's post-petition loans. As security for the full and timely payment of such indebtedness and all other obligations of the trustee to the Bank, the trustee granted to the Bank a continuing first lien on and security interest in the trustee's right, title and interest in the collateral of the Debtor, subject only to those security interests that were duly perfected on the date of the settlement. If the litigation against the Debtor's accountant is not successful, repayment of such indebtedness will be paid from the assets of the Debtor's estate, to the extent such assets are available prior to the distribution to the general creditors, but after payment of administrative expenses. The motion to approve the stipulation relating to the settlement above has been filed with the Court and was approved during a hearing on September 27, 1995. The Bankruptcy Court issued an Order approving the settlement on October 4, 1995. The Bank's payment to the trustee of $175,000, as part of the settlement, has been charged to earnings in the three months ended September 30, 1995. Management believes the Bank's loan commitments in connection with litigation against the Debtor's accountants, which aggregate $225,000 plus an additional $75,000 which is subject to certain conditions, are recoverable based upon its current assessment of the outcome of this litigation.

     Regent and the Bank are subject to various other legal actions and proceedings, none of which is material.

                                   THE MERGER

     Regent has entered into the Merger Agreement among Carnegie, CBN, Regent and the Bank providing for the Merger of Regent with and into Carnegie and for the Bank Merger of the Bank with and into CBN.

     At the Effective Time of the Merger, Regent will be merged with and into Carnegie and holders of Regent securities will be entitled to receive Carnegie Common Stock, Carnegie Series A Convertible Preferred Stock and newly issued options to purchase Carnegie Common Stock (the 'New Options') as follows:

          (a) each share of Regent Common Stock will be converted into 0.75 shares of Carnegie Common Stock;

          (b) each share of Regent Series A Convertible Preferred Stock will be converted into one share of Carnegie Series A Convertible Preferred Stock which will be convertible into 0.75 shares of Carnegie Common Stock;

          (c) each share of Regent Series B, Series C and Series D Convertible Preferred Stock will be called for redemption in accordance with its terms at $10.00 per share not later than 30 days prior to the anticipated Effective Time of the Merger, unless theretofore converted in accordance with its terms into 1.177 shares of Regent Common Stock each of which would be converted in the Merger into 0.75 shares of Carnegie Common Stock;

          (d) each share of Regent Series E Convertible Preferred Stock will be called for redemption in accordance with its terms at $10.00 per share not later than 30 days prior to the anticipated Effective Time of the Merger, unless theretofore converted in accordance with its terms into one share of Regent Common Stock which would be converted in the Merger into 0.75 shares of Carnegie Common Stock;

          (e) outstanding options to purchase an aggregate of 274,241 shares of Regent Common Stock held by the organizers of Regent will be converted into New Options to purchase an aggregate of 174,750 shares of Carnegie Common Stock;

          (f) outstanding warrants to purchase an aggregate of 50,022 shares of Regent Common Stock held by the organizers of Regent will be converted into an aggregate of 12,168 shares of Carnegie Common Stock;

          (g) outstanding options to purchase an aggregate of 147,124 shares of Regent Common Stock held by the underwriter of Regent's initial public offering will be converted into an aggregate of 7,483 shares of Carnegie Common Stock; and

          (h) all other outstanding options and warrants to purchase Regent Common Stock will be converted into Carnegie Common Stock at the rate of one share of Carnegie Common Stock for options and warrants representing in the aggregate the right to purchase 7 1/2 shares of Regent Common Stock.

     The exchange rate set forth above, as well as the rate at which Carnegie Series A Convertible Preferred Stock can be converted into Carnegie Common Stock following the Merger is subject to adjustment upon the occurrence of certain capital adjustments of Carnegie, including the declaration of a stock dividend, a stock split or other recapitalization.

     Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of a majority of the votes cast by the holders of Regent Common Stock and Regent Series A Preferred Stock at a special meeting of the holders thereof (the 'Regent Special Meeting'), approval and adoption of the Merger Agreement by the affirmative vote of a majority of the votes cast by the holders of Carnegie Common Stock voting at a special meeting of Carnegie Shareholders and various approvals of the OCC and the FRB. The Regent Special Meeting and the Carnegie Special Meeting will each be held on ________ __, 1996.

                        DESCRIPTION OF REGENT SECURITIES

     Regent is authorized pursuant to its Certificate of Incorporation to issue 15,000,000 shares of capital stock, of which 10,000,000 shares are common stock and 5,000,000 shares are series preferred stock.

     Regent Common Stock. Regent is authorized to issue up to 10,000,000 shares of common stock, $.10 par value per share, ('Regent Common Stock') of which 996,235 shares were outstanding as of December 29, 1995. Each outstanding share of Regent Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders. Holders of Regent Common Stock do not have cumulative voting rights with respect to elections of directors of Regent.

     The holders of Regent Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Regent, (ii) are entitled to share ratably in all of the assets of Regent available for distribution to holders of Regent Common Stock upon liquidation, dissolution or winding up of the affairs of Regent and (iii) do not have preemptive or redemption provisions applicable thereto.

     Since dividends from the Bank are currently Regent's sole source of income, any restrictions on the Bank's ability to pay dividends will act as a restriction on Regent's ability to pay dividends. Under the National Bank Act and the regulations of the OCC applicable to the Bank, the Bank may not pay dividends in excess of the Bank's net profits, as defined, for that year plus the Bank's retained net profits for the preceding two years. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the Bank makes transfers from retained earnings to capital surplus.

     Regent Preferred Stock. Regent is authorized to issue up to 5,000,000 shares of preferred stock, par value $.10 per share, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors.

     As of December 29, 1995, the five series of preferred stock of Regent created by the Board of Directors of Regent and the number authorized and outstanding shares, respectively, of each such series are as follows: (i) 1,000,000 authorized shares of Series A Convertible Preferred Stock, $.10 par value per share, ('Regent Series A Convertible Preferred Stock') of which 484,032 shares are outstanding; (ii) 500,000 authorized shares of Series B Convertible Preferred Stock, $.10 par value per share, ('Regent Series B Convertible Preferred Stock') of which 4,270 shares are outstanding; (iii) 500,000 authorized shares of Series C Convertible Preferred Stock, $.10 par value per share, ('Regent Series C Convertible Preferred Stock') of which 3,505 shares are outstanding; (iv) 500,000 authorized shares of Series D Convertible Preferred Stock, $.10 par value per share, ('Regent Series D Convertible Preferred Stock') of which 3,880 shares are outstanding and (v) 500,000 authorized shares of Series E Convertible Preferred Stock, $.10 par value per share, ('Regent Series E Convertible Preferred Stock') of which 90,548 shares are outstanding. Regent Series A Convertible

Preferred Stock through Regent Series E Convertible Preferred Stock are sometimes hereinafter collectively referred to as 'Regent Preferred Stock' and Regent Series B Convertible Preferred Stock through Regent Series E Convertible Preferred Stock are sometimes hereinafter collectively referred to as 'Regent Series B through Series E Convertible Preferred Stock.'

     The following is a brief description of the terms of the Regent Preferred Stock, which does not purport to be complete and is subject to and qualified in its entirety by reference to Regent's Certificate of Incorporation.

     Dividends. The holders of Regent Series A Convertible Preferred Stock are entitled to receive preferred stock dividends, payable annually, equal to 10% of the shares of Regent Series A Convertible Preferred Stock owned at the respective record dates, computed on the basis of one share of Regent Series B through Series E Convertible Preferred Stock, as the case may be, for every ten shares of Regent Series A Convertible Preferred Stock. The holders of Regent Series A Convertible Preferred Stock received stock dividends paid in shares of Regent Series B Convertible Preferred Stock in 1990, Regent Series C Convertible Preferred Stock in 1991, Regent Series D Convertible Preferred Stock in 1992 and Regent Series E Convertible Preferred Stock in 1993 and the years following.

     The holders of Regent Preferred Stock are also entitled to receive cash dividends on a noncumulative basis when, as and if declared by the Board of Directors of Regent.

     Optional Redemption. The outstanding shares of Regent Preferred Stock are redeemable in whole or in part at the option of Regent at a price of $10 per share plus any declared but unpaid dividends.

     If less than all of the outstanding shares of Regent Preferred Stock not previously called for redemption are to be redeemed, Regent will select those to be redeemed pro rata or by lot or in such other manner as the Board of Directors of Regent may determine. There is no mandatory redemption or sinking fund obligation with respect to the Regent Preferred Stock.

     In the event that Regent exercises its redemption option, notice of redemption must be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Regent Preferred Stock to be redeemed at the address shown on the books of Regent. On and after the redemption date, dividends cease (except for any declared but unpaid dividends) on shares of Regent Preferred Stock called for redemption and all rights of the holders of such shares terminate except the right to receive the redemption price (unless Regent defaults in the payment of the redemption price).

     Conversion Rights. The shares of Regent Preferred Stock are convertible, at the option of the holder at any time prior to the close of business on the date fixed for any redemption called by Regent (unless Regent shall default in making the payment due upon redemption), as follows: (i) each outstanding share of Regent Series A Convertible Preferred Stock and Regent Series E Convertible Preferred Stock is currently convertible into one share of Regent Common Stock and (ii) each outstanding share of Regent Series B, Series C and Series D Convertible Preferred Stock is currently convertible into 1.177 shares of Regent Common Stock.

     The conversion rate is subject to adjustment in the manner provided in Regent's Certificate of Incorporation in the event of: (i) payment of certain stock dividends, stock split-ups or combinations or other similar recapitalizations or (ii) the issuance of certain rights or warrants to holders of Regent Common Stock entitling them to subscribe for or purchase Regent Common Stock at a price less than the then current market price therefor, as determined by the terms of Regent's Certificate of Incorporation, at the time of issuance. No adjustment in the conversion rate is required unless it would result in at least a 1% increase or decrease in that rate; however, any adjustment not made is carried forward.

     In case of any consolidation or merger of Regent with or into any other corporation or any sale or transfer of substantially all the assets of Regent, Regent or any successor corporation is required to make provision that any holder of Regent Preferred Stock will be entitled, after the occurrence of any such event, to receive on conversion the consideration that the holder of Regent Preferred Stock would have received had the holder converted the Regent Preferred Stock into Regent Common Stock immediately prior to the occurrence of the event.

     Voting Rights. The holders of Regent Series A Convertible Preferred Stock have full non-cumulative voting rights, share for share, with Regent Common Stock and any other class or series of Regent's stock which at any time may have general voting power with Regent Common Stock concerning any matter being voted upon.

     The approval of the holders of at least two-thirds of the shares of Regent Series A Convertible Preferred Stock then outstanding is required to amend, alter or repeal any of the provisions of Regent's Certificate of Incorporation (or any certificate providing for terms of capital stock of Regent) or to authorize any reclassification of Regent Series A Convertible Preferred Stock, in either case so as to affect adversely the preferences, special rights or powers of Regent Series A Convertible Preferred Stock, either directly or indirectly or through a merger or consolidation with any corporation, or to authorize any capital stock of Regent ranking, either as to the payment of dividends or upon liquidation, dissolution or winding up of Regent, prior to the Regent Series A Convertible Preferred Stock. The approval of the holders of at least a majority of the outstanding shares of Regent Series A Convertible Preferred Stock, voting as a class, is required to increase the authorized number of shares of preferred stock or to create, or increase the authorized number of shares of, any other class of stock of Regent ranking on a parity with the Regent Series A Convertible Preferred Stock as to dividends or upon liquidation, dissolution, or winding up of Regent.

     The holders of shares of Regent Series B through Series E Convertible Preferred Stock are not entitled to any voting rights on any matter, except as required by applicable law.

     Liquidation Rights. The holders of Regent Preferred Stock are entitled to receive $10 per share (plus any declared and unpaid preferred stock dividends) before any distribution is made to holders of Regent Common Stock or any other junior stock of Regent in the event of the dissolution, liquidation or winding up of Regent. If in any such event the assets of Regent distributable among the holders of Regent Preferred Stock or any capital stock of Regent ranking on par with the Regent Preferred Stock are insufficient to permit full payment, the holders of Regent Preferred Stock and of the capital stock of Regent ranking on a par with Regent Preferred Stock will be entitled to ratable distribution of the available assets in accordance with the respective amounts that would be payable to such holders if all amounts payable in respect of such shares were paid in full. A consolidation, merger or sale of all or substantially all of the assets of Regent is not considered a liquidation, dissolution or winding up for this purpose.

REGENT COMMON STOCK WARRANTS

     Regent Public Warrants. Regent has issued and outstanding 292,598 Regent Public Warrants as of the date of this Prospectus. Each Regent Public Warrant, which was exercisable prior to December 31, 1995 in whole or in part from time to time, entitles the holder thereof to purchase 1.177 shares of Regent Common Stock, for an aggregate of 344,387 shares of Regent Common Stock, at a purchase price of $8.50 per share. The Regent Public Warrants would again become exercisable for a period of 30 days after termination of the Merger Agreement if the Merger Agreement were terminated. Of these Regent Public Warrants, Regent has issued and outstanding to Harvey Porter, O. Francis Biondi, David W. Ring, Abraham L. Bettinger, Barbara H. Teaford and Leonard S. Dwares (the 'Organizers') warrants to purchase an aggregate of 50,022.5 shares of Regent Common Stock at an exercise price of $8.50 (the 'Regent Organizer Warrants').

     Regent Underwriter Warrants. In connection with Regent's 1989 public offering, Regent issued warrants to purchase Units consisting of one share of Regent Common Stock and a warrant to purchase one-half share of Regent Common Stock to Regent's managing underwriter, Hopper Soliday & Co. Inc. and its designee (the 'Regent Underwriter Warrants'). The Regent Underwriter Warrants are exercisable for the purchase of an aggregate of 147,124 shares of Regent Common Stock at an exercise price of $10.20 per share.

     The exercise price and the number of shares purchasable under the Regent Underwriter Warrants are subject to adjustment in the event of any subdivision, combination or reclassification of Regent Common Stock. In the event of a merger, consolidation or sale of substantially all of the assets of Regent, Regent is required to make adequate provision whereby the holders of the Regent Underwriter Warrants thereafter have the right to purchase such shares of stock, securities or assets that would have been received in exchange of shares of Regent Common Stock purchasable under the Regent Underwriter Warrants in such transaction had the Regent Underwriter Warrants been exercised immediately prior to the consummation of such transaction. Regent is required to provide each holder of the Regent Underwriter Warrants with a written notice of any such merger, consolidation or sale at least 15 days prior to the date such transaction is consummated.

     Regent Put Option Warrants. In connection with the 10% stock dividends issued in the form of Regent Series B Convertible Preferred Stock, Regent Series C Convertible Preferred Stock and Regent Series D Convertible Preferred Stock, the Organizers had the obligation to purchase such shares from the recipients at $10 per share. Regent issued to each Organizer who was required to purchase any such dividend shares a warrant to purchase one-half of a share of Regent Common Stock at $8.50 per share for each share purchased. In connection with such purchases, the Organizers received warrants to purchase an aggregate of 76,148 shares of Regent Common Stock (the 'Regent Put Option Warrants'). The exercise price and number of shares of Regent Common Stock purchasable under Regent Put Option Warrants are subject to appropriate adjustment in the event of a stock dividend, stock split-up, combination or similar reclassification of the Regent Common Stock.

     Regent Stock Options. The Organizers currently hold options to purchase an aggregate of 274,241 shares of Regent Common Stock exercisable at a purchase price of $8.50 per share (the 'Regent Organizer Options'). In addition, options to purchase an aggregate of 171,362 shares of Regent Common Stock at a purchase price of $8.50 per share are held by employees and directors of Regent under Regent's 1989 Employee Stock Option Plan (the 'Regent Plan Options'). The exercise price of, and number of shares of Regent Common Stock purchasable under the Regent Organizer Options and the Regent Plan Options are subject to appropriate adjustment in the event of a stock dividend, stock split-up, combination or similar reclassification of the Regent Common Stock. Under the terms of the option agreements for the Regent Plan Options, such options terminate upon any merger or consolidation of Regent.

EXTENSION OF EXPIRATION DATE OF ALL REGENT OPTIONS AND WARRANTS

     The expiration date of the outstanding options and warrants of Regent described in this section that would have expired before the anticipated Effective Time of the Merger has been extended by the Board of Directors of Regent from their current expiration date to the earlier of (a) the Effective Time of the Merger, during which period such warrants may not be exercised for the purchase of Regent Common Stock but shall represent only the right to receive Carnegie Common Stock as provided in the Merger Agreement or (b) the latter of (i) 30 days following the termination of the Merger Agreement during which period such warrants may be exercised for the purchase of Regent Common Stock in accordance with their respective terms, or (ii) the stated expiration date of such option or warrant.

                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon by Duane, Morris & Heckscher, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated audited financial statements of Regent and its subsidiary included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                       DISCLOSURE OF COMMISSION POSITION
               ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Article VIII of Regent's Bylaws provides that Regent shall indemnify every director and officer of Regent, including any former directors and officers, and may indemnify any employees or agent, to the full extent permitted by the New Jersey Business Corporation Act ('NJBCA'). Regent is also required to pay and advance expenses to such directors and officers for matters covered by such indemnification to the full extent permitted under the NJBCA. Section 14A:3-5 of NJBCA gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (a 'corporate agent') against expenses and liabilities incurred in connection with certain proceedings, involving the corporate agent by reason of his being or having been such a corporate agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the corporate agent must have acted in good faith and in the manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. In such proceeding, the termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such corporate agent failed to meet the above applicable standards of conduct. The indemnification provided by NJBCA does not exclude any rights to which a corporate agent may be entitled under a certificate of incorporated, by-law, agreement, vote of shareholders or otherwise. No indemnification, other than that required when a corporate agent is successful on the merits or otherwise in any of the above proceedings, shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification power by the corporation or the rights of indemnification to which a corporate agent may be entitled.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Regent pursuant to the foregoing provisions, or otherwise, Regent has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                            ---------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Public Accountants..................................................................        F-2

Consolidated Balance Sheets as of December 31, 1994 and 1993..............................................        F-3

Consolidated Statements of Income for the Years Ended
  December 31, 1994, 1993 and 1992........................................................................        F-4

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
  December 31, 1994, 1993 and 1992........................................................................        F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1993 and 1992........................................................................        F-6

Notes to Consolidated Financial Statements................................................................        F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheet as of September 30, 1995.......................................................       F-22

Consolidated Statements of Income for the Nine Months Ended
  September 30, 1995 and 1994.............................................................................       F-23

Consolidated Statements of Cash Flows for the Nine Months Ended
  September 30, 1995 and 1994.............................................................................       F-24

Notes to Unaudited Consolidated Financial Statements......................................................       F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Regent Bancshares Corp. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Regent Bancshares Corp. (a New Jersey corporation) and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Bancshares Corp. and subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As more fully discussed in Note 12, a dispute has arisen in the bankruptcy proceedings of a mortgage banking company for which the Bank previously funded individual residential mortgages regarding legal ownership of mortgages in which the Bank acquired a 100% beneficial interest as participant. As more fully discussed in Note 20, subsequent to March 22, 1995, the date of our original report, this dispute was settled; however, there continue to be pending claims and other possible claims which may be made against the Bank by other creditors associated with the Bank's transactions with the mortgage banking company. Management believes that these claims are without merit; however, the ultimate outcome of these matters is not presently determinable and, accordingly, no adjustments have been made in the accompanying consolidated financial statements.

As described in Note 2 of the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities.

                                          /s/ Arthur Andersen LLP

Philadelphia, Pa.,
March 22, 1995
(except with respect to the
matters discussed in Note 20,
as to which the date is
December 15, 1995)

                          CONSOLIDATED BALANCE SHEETS


                                                                                              DECEMBER 31
                                                                                      ----------------------------
                                                                                          1994           1993
                                                                                      -------------  -------------
                                       ASSETS
Cash and due from banks.............................................................  $   2,802,177  $   6,719,903
Federal funds sold..................................................................             --      6,000,000
Investment securities available for sale............................................     35,056,688             --
Investment securities...............................................................        124,672      2,392,335
Mortgage-backed securities held to maturity (market value of $113,189,677 and
  $154,656,304, respectively).......................................................    121,482,427    153,773,474
Mortgage loans held for sale........................................................      5,387,517     22,700,892
Loans, net of unearned interest and loan costs......................................     75,859,639     49,147,127
  Less: Allowance for loan losses...................................................     (1,713,372)    (1,321,225)
                                                                                      -------------  -------------
    Net loans.......................................................................     74,146,267     47,825,902
                                                                                      -------------  -------------
Accrued interest receivable.........................................................      1,951,244      1,967,645
Premises and equipment, net.........................................................        656,501        621,335
Prepaid expenses and other assets
  (including net deferred taxes of $1,358,100 and $399,300, respectively)...........      1,842,984      1,943,182
                                                                                      -------------  -------------
  Total assets......................................................................  $ 243,450,477  $ 243,944,668
                                                                                      -------------  -------------
                                                                                      -------------  -------------
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing..............................................................  $  13,641,796  $  13,801,979
  Interest bearing:
    NOW and money market............................................................     13,796,458      9,594,546
    Savings.........................................................................     83,335,372    101,700,163
    Certificates of deposit.........................................................     50,287,846     67,296,178
                                                                                      -------------  -------------
      Total deposits................................................................    161,061,472    192,392,866
Advances from Federal Home Loan Bank of Pittsburgh..................................     63,037,382     34,104,821
Subordinated debentures.............................................................      2,750,000      2,550,000
Accrued interest payable............................................................      2,240,068      1,585,785
Other liabilities...................................................................      2,155,987        185,453
                                                                                      -------------  -------------
Total liabilities...................................................................    231,244,909    230,818,925
                                                                                      -------------  -------------
Commitments and Contingencies
Shareholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares authorized, Series A, 515,678 and 529,700 shares issued and outstanding; entitled to $5,156,780 in involuntary
    liquidation.....................................................................         51,568         52,970
  Series B, 4,650 and 4,970 shares issued and outstanding; entitled to $46,500 in
    involuntary liquidation.........................................................            465            497
  Series C, 4,036 and 4,672 shares issued and outstanding; entitled to $40,360 in
    involuntary liquidation.........................................................            404            467
  Series D, 4,886 and 5,076 shares issued and outstanding; entitled to $48,860 in
    involuntary liquidation.........................................................            488            508
  Series E, 73,365 and 42,915 shares issued and outstanding; entitled to $733,650 in
    involuntary liquidation.........................................................          7,337          4,292
                                                                                      -------------  -------------
                                                                                             60,262         58,734
Common stock, $.10 par value -- 10,000,000 shares authorized, 924,409 and 887,594
  issued and outstanding............................................................         92,441         88,759
Capital surplus.....................................................................     12,997,321     12,606,702
Retained earnings...................................................................        478,544        371,548
Net unrealized loss on investment securities available for sale.....................     (1,423,000)            --
                                                                                      -------------  -------------
  Total shareholders' equity........................................................     12,205,568     13,125,743
                                                                                      -------------  -------------
  Total liabilities and shareholders' equity........................................  $ 243,450,477  $ 243,944,668
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                YEAR ENDED DECEMBER 31
                                                                      -------------------------------------------
                                                                          1994           1993           1992
                                                                      -------------  -------------  -------------
Interest income:
  Loans, including fees.............................................  $   6,313,866  $   4,392,116  $   4,797,689
  Investment securities held for sale...............................             --         50,454        485,374
  Investment securities and securities available for sale...........     10,841,050     10,662,692      8,204,003
  Federal funds sold................................................          9,562          6,898         32,010
                                                                      -------------  -------------  -------------
     Total interest income..........................................     17,164,478     15,112,160     13,519,076
                                                                      -------------  -------------  -------------
Interest expense:
  Deposits..........................................................      9,006,507      8,715,081      8,125,701
  Short-term borrowings.............................................      1,857,622        691,121        560,943
  Long-term debt....................................................        508,531        514,516        123,028
                                                                      -------------  -------------  -------------
     Total interest expense.........................................     11,372,660      9,920,718      8,809,672
                                                                      -------------  -------------  -------------
     Net interest income............................................      5,791,818      5,191,442      4,709,404
Provision for loan losses...........................................        860,000        450,000        525,000
                                                                      -------------  -------------  -------------
  Net interest income after provision for loan losses...............      4,931,818      4,741,442      4,184,404
                                                                      -------------  -------------  -------------
Other income:
  Service charges on deposit accounts...............................        102,452         85,581         58,417
  Other.............................................................         99,431         70,069         11,880
                                                                      -------------  -------------  -------------
     Total other income.............................................        201,883        155,650         70,297
                                                                      -------------  -------------  -------------
Other expenses:
  Salaries and employee benefits....................................      1,449,481      1,072,102        835,890
  Professional services.............................................        560,441        436,956        276,142
  Rent..............................................................        173,865        173,959        173,855
  Other occupancy expense...........................................        118,460        105,334         97,832
  Depreciation and amortization.....................................        157,301        127,562        109,336
  FDIC assessment and other insurance...............................        505,927        424,914        359,233
  Other.............................................................      1,406,301        772,656        633,857
                                                                      -------------  -------------  -------------
     Total other expenses...........................................      4,371,776      3,113,483      2,486,145
                                                                      -------------  -------------  -------------
Income before provision for income taxes............................        761,925      1,783,609      1,768,556
Provision for income taxes..........................................        259,100        606,500        601,700
                                                                      -------------  -------------  -------------
NET INCOME..........................................................        502,825      1,177,109      1,166,856
Preferred stock dividends...........................................        287,222        516,457        316,600
                                                                      -------------  -------------  -------------
Earnings for common stock...........................................  $     215,603  $     660,652  $     850,256
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Earnings per common share:
  Primary...........................................................  $         .22  $         .71  $         .95
  Fully diluted.....................................................             --             --            .82
Weighted average number of shares outstanding.......................        989,611        927,482        894,876

  The accompanying notes are an integral part of these consolidated financial statements.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                                                                      NET UNREALIZED
                                                                                                           LOSS
                                                                                         RETAINED     ON INVESTMENT
                                  PREFERRED STOCK         COMMON STOCK                   EARNINGS       SECURITIES
                                --------------------  --------------------   CAPITAL    (ACCUMULATED    AVAILABLE
                                 SHARES     AMOUNT     SHARES     AMOUNT     SURPLUS     DEFICIT)        FOR SALE        TOTAL
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------
Balance, December 31, 1991....    687,801  $  68,781    662,627  $  66,263  $11,568,580  $(921,846)    $         --    $10,781,778
Issuance of preferred stock as
  dividends...................         --         --         --         --     (27,705)     27,705                             --
Issuance of common stock as
  dividends...................         --         --      7,354        735     181,702    (182,437)                            --
Conversion of preferred stock
  to common stock.............   (103,796)   (10,381)   106,710     10,671        (290)         --                             --
Net income....................         --         --         --         --          --   1,166,856                      1,166,856
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------
Balance, December 31, 1992....    584,005     58,400    776,691     77,669  11,722,287      90,278               --    11,948,634
Issuance of preferred stock as
  dividends...................     52,967      5,297         --         --     425,084    (430,381)                            --
Issuance of common stock as
  dividends...................         --         --     57,287      5,729     459,729    (465,458)                            --
Conversion of preferred stock
  to common stock.............    (49,639)    (4,963)    53,616      5,361        (398)         --                             --
Net income....................         --         --         --         --          --   1,177,109                      1,177,109
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------
Balance, December 31, 1993....    587,333     58,734    887,594     88,759  12,606,702     371,548               --    13,125,743
Issuance of preferred stock as
  dividends...................     51,912      5,191         --         --     390,638    (395,829)                            --
Conversion of preferred stock
  to common stock.............    (36,630)    (3,663)    36,815      3,682         (19)         --                             --
Net unrealized loss on
  investment securities
  available for sale..........         --         --         --         --          --          --       (1,423,000)   (1,423,000)
Net income....................         --         --         --         --          --     502,825                        502,825
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------
Balance, December 31, 1994....    602,615  $  60,262    924,409  $  92,441  $12,997,321  $ 478,544     $ (1,423,000)   $12,205,568
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------
                                ---------  ---------  ---------  ---------  ----------  -----------  ----------------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   YEAR ENDED DECEMBER 31
                                                                          ----------------------------------------
                                                                              1994          1993          1992
                                                                          ------------  ------------  ------------
Cash flows from operating activities:
  Net income............................................................  $    502,825  $  1,177,109  $  1,166,856
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses...........................................       860,000       450,000       525,000
    Depreciation and amortization.......................................       157,301       127,562       109,336
    Net amortization of premiums and accretion of discounts on investment securities and investment securities available for
      sale..............................................................     1,248,214     1,116,244       600,307
    Loss on sale of other real estate...................................            --        10,800            --
    Interest reinvested on certificates of deposit......................     1,636,628     2,048,218     2,589,282
    Increase (decrease) in unearned interest/net deferred loan fees.....       432,246      (163,450)      (42,104)
    Decrease (increase) in accrued interest receivable..................        16,401       (37,282)     (634,572)
    Decrease (increase) in prepaid expenses and other assets............       826,797    (1,443,393)     (299,119)
    Increase (decrease) in accrued interest payable.....................       654,283       143,416      (178,504)
    Increase (decrease) in other liabilities............................     1,970,534        (8,831)      (96,769)
                                                                          ------------  ------------  ------------
      Total adjustments.................................................     7,802,404     2,243,284     2,572,857
                                                                          ------------  ------------  ------------
    Net cash provided by operating activities...........................     8,305,229     3,420,393     3,739,713
                                                                          ------------  ------------  ------------
Cash flows from investing activities:
  Net (increase) decrease in loans......................................   (27,612,611)    6,341,244    (5,059,246)
  Decrease (increase) in mortgage loans held for sale...................    17,313,375   (22,700,892)           --
  Purchase of investment securities.....................................   (47,491,857)  (77,808,413) (108,718,219)
  Principal collected on mortgage-backed and investment securities and
    investment securities available for sale............................    43,614,477    60,727,658    37,873,988
  Net (increase) decrease in U.S. Treasury bills........................       (24,812)       24,903        49,750
  Net decrease (increase) in Federal funds sold.........................     6,000,000    (6,000,000)    7,300,000
  Purchases of premises and equipment...................................      (186,066)     (106,691)      (69,728)
  Proceeds from sale of other real estate owned.........................            --       942,504       322,355
                                                                          ------------  ------------  ------------
  Net cash used in investing activities.................................    (8,387,494)  (38,579,687)  (68,301,100)
                                                                          ------------  ------------  ------------
Cash flows from financing activities:
  Net (decrease) increase in demand, NOW, savings and money market
    deposits............................................................   (14,323,062)   24,183,767    52,199,897
  Net (decrease) increase in certificates of deposit....................   (18,644,960)    5,445,851   (13,796,827)
  Net increase in advances from Federal Home Loan Bank of Pittsburgh....    28,932,561     3,604,821    30,500,000
  Proceeds from issuance of subordinated debentures.....................       200,000     2,550,000            --
                                                                          ------------  ------------  ------------
    Net cash (used in) provided by financing activities.................    (3,835,461)   35,784,439    68,903,070
                                                                          ------------  ------------  ------------
Net (decrease) increase in cash and cash equivalents....................    (3,917,726)      625,145     4,341,683
Cash and cash equivalents, beginning of year............................     6,719,903     6,094,758     1,753,075
                                                                          ------------  ------------  ------------
Cash and cash equivalents, end of year..................................  $  2,802,177  $  6,719,903  $  6,094,758
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest..............................................................  $  9,081,749  $  7,729,084  $  6,398,894
  Income taxes..........................................................       510,000       930,000       782,000
Supplemental schedule of non-cash investing and financing activity:
  Issuance of preferred stock as dividends..............................  $    395,829  $    430,381  $         --
  Issuance of common stock as dividends.................................            --       465,458       182,437
  Addition of other real estate owned...................................            --            --       287,659
  Conversion of preferred stock to common stock.........................         3,663         4,963        10,381

  The accompanying notes are an integral part of these consolidated financial statements.

                            REGENT BANCSHARES CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     Regent Bancshares Corp. ('Regent') is a bank holding company organized under the laws of the State of New Jersey and engages in commercial banking business through its wholly-owned subsidiary, Regent National Bank (the Bank), a nationally chartered bank insured by the Federal Deposit Insurance Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Regent and its subsidiary conform to generally accepted accounting principles. The more significant accounting policies are summarized below.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Regent and the Bank. All material intercompany accounts and transactions have been eliminated in consolidation.

INVESTMENT PORTFOLIO

     The Financial Accounting Standards Board issued a pronouncement that required Regent to change its method of accounting for certain investments in debt securities beginning January 1, 1994. Held-to-maturity securities are to be recorded at amortized cost; trading securities are to be recorded at fair value, with unrealized gains and losses included in income; and available-for-sale securities are to be recorded at fair value, with unrealized gains and losses excluded from income and reported as a separate component of shareholders' equity. At January 1, 1994, mortgage-backed and non-marketable equity securities with a fair value of approximately $43,903,000 were classified as available for sale and the related unrealized gains, net of applicable income taxes, were $171,000. At December 31, 1994, mortgage-backed and non-marketable equity securities with a fair value of $35,056,688 have been recorded as available for sale in the accompanying consolidated balance sheet and related unrealized losses, net of applicable income taxes, of $1,423,000, have been recorded as a reduction to shareholders' equity. There are no trading account securities and all other securities have been classified as held to maturity.

     Mortgage-backed securities and other investment securities classified as held-to-maturity are acquired as investments with the intent and ability to maintain the securities in the portfolio until maturity. These securities are stated at cost adjusted for amortization of premiums and accretion of discounts, using a method that approximates the effective yield method.

     Investment securities at December 31, 1994 primarily include U.S. Treasury bills while the balance at December 31, 1993 includes U.S. Treasury bills and non-marketable equity investments in the Federal Reserve Bank of Philadelphia and the Federal Home Loan Bank of Pittsburgh (FHLB). These securities are stated at cost which approximates fair market value.

     Gains and losses on the sale of all securities are computed using the specific identification basis and are recorded on a trade date basis.

     During 1993, the actual prepayments of mortgage-backed securities differed from the estimated prepayments previously assumed in the calculation of the premium amortization as a result of declining interest rates. Regent adjusted the amortization based on the actual prepayments and in consideration of anticipated future prepayments. This additional amortization totalled $400,000 and is included in the consolidated statements of income as a reduction of interest income from investment securities.

MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors. At December 31, 1993, the Bank has amounts receivable of approximately $972,000 from certain brokers that originate mortgage loans for the Bank. These

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) amounts receivable are included as prepaid expenses and other assets in the accompanying consolidated balance sheets.

LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans are stated at the amount of the unpaid principal balance, net of unearned interest and deferred loan fees/costs. Interest on loans is recognized on the daily principal amount outstanding.

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest and principal is doubtful. Non-accrual loans are restored to accrual status when there has been a sustained period of repayment performance and all principal and interest that is contractually due is reasonably assured of repayment.

     The allowance for loan losses is maintained at a level believed adequate by management to provide for potential losses based upon an evaluation of known and inherent risks attendant with the loan portfolio. Management's determination of the adequacy of the allowance is based on the risk characteristics of the portfolio, past loan loss experience, local economic conditions, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. The provision is based on management's estimates, and actual losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become reasonably estimable.

OTHER REAL ESTATE OWNED

     Other real estate owned consisting of property acquired by foreclosure or deed in lieu of foreclosure is initially recorded at the lower of the related loan balance or the fair value of the property at the date acquired. These assets are subsequently carried at the lower of this new basis or the fair value less estimated costs to sell. Costs relating to the development and improvement of the property are capitalized, whereas those related to holding the property are charged to expense.

     The Financial Accounting Standards Board has issued a pronouncement that requires Regent to change its method of accounting for impairment of certain loans beginning January 1, 1995. Certain impaired loans must be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Loans foreclosed in-substance will no longer be accounted for as foreclosed property; rather, a loan for which foreclosure is probable will continue to be accounted for as a loan until actual foreclosure has occurred. Management is evaluating the provisions of this pronouncement, and, while the effect has not been quantified, management believes that it will not have a material effect on the Company's consolidated financial position or results of operations.

LOAN ORIGINATION FEES AND COSTS

     Loan origination fees, net of certain direct loan origination costs of closed loans, are deferred and amortized over the life of the related loans as an adjustment to yield.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is computed using the straight-line method over the estimated useful lives which range from 3 to 10 years. Leasehold improvements are amortized using the straight-

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) line method over the lesser of their estimated useful lives or the term of their respective leases. Repairs and maintenance are expensed as incurred, and renewals and betterments are capitalized.

FEDERAL INCOME TAXES

     Effective January 1, 1993, Regent adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' (SFAS No. 109). The statement requires the recording of deferred taxes based on the estimated future tax effects of differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or credits are based on the changes in the asset or liability from period to period. Prior to January 1, 1993, deferred income tax expenses or credits were recorded to reflect the tax consequences of timing differences between the recording of income and expenses for financial reporting purposes and for purposes of filing federal income tax returns at income tax rates in effect when the differences arose.

EARNINGS PER COMMON SHARE

     Earnings per common share for all periods presented is based on the weighted average number of common shares outstanding after consideration of preferred stock dividends. Common stock equivalents include the Series B, Series C, Series D and Series E Convertible Preferred Stock. The weighted average number of common shares attributable to common stock equivalents includes 89,339, 60,238, and 63,918 shares for the years ended December 31, 1994, 1993 and 1992. The earnings per common share does not assume the exercise of stock options or warrants as common stock equivalents since such exercise would be antidilutive.

     Earnings per common share assuming full dilution does not consider the exercise of stock options or warrants since such exercise would be antidilutive. The conversion of preferred stock and all common stock equivalents is considered in the calculation. However, for the years ended December 31, 1994 and 1993, the resulting calculation is antidilutive and is therefore not presented herein. Regent accrues on a quarterly basis the preferred stock dividend that is payable annually each year. This accrual is considered only for purposes of the earnings per common share calculation and is computed using the estimated market price of the preferred stock at the financial reporting date. The accrual is changed as necessary to reflect dividends declared and changes in market price.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The statements of cash flows present the net amounts of cash receipts and cash payments associated with loan and deposit transactions.

3. RESTRICTED CASH BALANCES

     The Bank is required to maintain reserves in the form of cash balances with the Federal Reserve Bank against its deposit liabilities. Reserves of $250,000 and $59,000 were required to be held with the Federal Reserve Bank at December 31, 1994 and December 31, 1993.

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVESTMENT PORTFOLIO

     Investment securities available for sale at December 31, 1994 are as follows:


                                                             DECEMBER 31, 1994
                       ---------------------------------------------------------------------------------------------
                                                                                                         ESTIMATED
                        PRINCIPAL    UNAMORTIZED    UNEARNED      CARRYING    UNREALIZED   UNREALIZED      MARKET
                         BALANCE       PREMIUMS     DISCOUNTS      VALUE         GAINS       LOSSES        VALUE
                       ------------  ------------  -----------  ------------  -----------  -----------  ------------
FHLMC................  $ 12,359,696   $  327,182    $      --   $ 12,686,878   $      --   $   725,000  $ 11,961,878
FNMA.................    18,916,479      637,645       30,680     19,523,444          --     1,367,000    18,156,444
Collateralized
  mortgage
  obligations........     1,409,300           --          798      1,408,502          --        64,000     1,344,502
                       ------------  ------------  -----------  ------------  -----------  -----------  ------------
                       $ 32,685,475   $  964,827    $  31,478     33,618,824          --     2,156,000    31,462,824
                       ------------  ------------  -----------
                       ------------  ------------  -----------
Non-marketable equity
  securities.........                                              3,593,864          --            --     3,593,864
                                                                ------------  -----------  -----------  ------------
                                                                $ 37,212,688   $      --   $ 2,156,000  $ 35,056,688
                                                                ------------  -----------  -----------  ------------
                                                                ------------  -----------  -----------  ------------

     Mortgage-backed securities held to maturity at December 31, 1994 and 1993, are as follows:


                                                         DECEMBER 31, 1994
                   ----------------------------------------------------------------------------------------------
                                                                                                      ESTIMATED
                     PRINCIPAL    UNAMORTIZED   UNEARNED     CARRYING     UNREALIZED   UNREALIZED      MARKET
                      BALANCE       PREMIUMS    DISCOUNTS      VALUE         GAINS       LOSSES         VALUE
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
GNMA.............  $  13,192,150   $  612,766   $      --  $  13,804,916   $      --   $ 1,423,375  $  12,381,541
FHLMC............     48,439,779    1,884,286     245,216     50,078,849      14,474     3,315,868     46,777,455
FNMA.............     36,072,650    1,203,708      60,768     37,215,590          --     3,099,220     34,116,370
Collateralized
  mortgage
  obligations....     19,781,772      614,957      13,657     20,383,072          --       468,761     19,914,311
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
                   $ 117,486,351   $4,315,717   $ 319,641  $ 121,482,427   $  14,474   $ 8,307,224  $ 113,189,677
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------


                                                         DECEMBER 31, 1993
                   ----------------------------------------------------------------------------------------------
                                                                                                      ESTIMATED
                     PRINCIPAL    UNAMORTIZED   UNEARNED     CARRYING     UNREALIZED   UNREALIZED      MARKET
                      BALANCE       PREMIUMS    DISCOUNTS      VALUE         GAINS       LOSSES         VALUE
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
GNMA.............  $     121,510   $    8,865   $      --  $     130,375  $        --   $   6,021   $     124,354
FHLMC............     74,802,377    2,800,385     258,766     77,343,996      817,632     378,978      77,782,650
FNMA.............     47,184,210    1,957,504      20,813     49,120,901      239,650     313,595      49,046,956
Collateralized
  mortgage
  obligations....     26,484,270      825,144     131,212     27,178,202      696,570     172,428      27,702,344
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
                   $ 148,592,367   $5,591,898   $ 410,791  $ 153,773,474  $ 1,753,852   $ 871,022   $ 154,656,304
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------
                   -------------  ------------  ---------  -------------  -----------  -----------  -------------

     In accordance with Regent's policy to hold all mortgage-backed securities to maturity, there were no sales of mortgage-backed securities during 1994 or 1993.

     Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties. The contractual maturities of these securities range from 10 to 40 years.

     The Bank has established credit arrangements with financial institutions. Mortgage-backed securities will serve as collateral for any transactions executed under these arrangements. The

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVESTMENT PORTFOLIO -- (CONTINUED)
maximum level of funds available is approximately $11,000,000. Additionally, the Bank has the ability to borrow on a short and long- term basis from the FHLB an amount not exceeding 85% to 90% of the fair market value of these securities. Borrowings under this arrangement at December 31, 1994 would require that investment securities of approximately $71,000,000 be pledged as collateral. Securities with a carrying value of $2,378,000 were pledged to secure public deposits.

     The carrying cost and market values of investment securities as of December 31, 1994 and 1993 follows


                                                                     1994                        1993
                                                           ------------------------  ----------------------------
                                                            CARRYING      MARKET       CARRYING        MARKET
                                                              COST         VALUE         COST           VALUE
                                                           -----------  -----------  -------------  -------------
U.S. Treasury bills......................................  $   124,672  $   124,672  $      99,860  $      99,860
Non-marketable equity investments........................           --           --      2,292,475      2,292,475
                                                           -----------  -----------  -------------  -------------
                                                           $   124,672  $   124,672  $   2,392,335  $   2,392,335
                                                           -----------  -----------  -------------  -------------
                                                           -----------  -----------  -------------  -------------

5. LOANS

     A summary of the loan portfolio as of December 31, 1994 and 1993 follows:


                                                                          1994            1993
                                                                     --------------  --------------
Commercial & industrial loans......................................  $   27,406,523  $   23,293,946
Real estate:
  Construction.....................................................       1,455,110       2,218,795
  Mortgages -- residential.........................................      29,252,959      17,358,843
  Mortgages -- commercial..........................................      13,550,216       5,700,298
  Consumer loans...................................................       4,409,532         357,700
                                                                     --------------  --------------
                                                                         76,074,340      48,929,582
Unearned interest/net deferred loan costs..........................        (214,701)        217,545
                                                                     --------------  --------------
                                                                     $   75,859,639  $   49,147,127
                                                                     --------------  --------------
                                                                     --------------  --------------

     Non-accrual loans were $3,685,804 and $2,123,202 at December 31, 1994 and 1993, respectively. Interest income of approximately $211,000, $198,500 and $261,400 was not recognized as operating income due to the non-accrual status of loans during 1994, 1993 and 1992, respectively. At December 31, 1994 and 1993, loans totalling $393,681 and $420,237, respectively, were past due 90 days or more and continue to accrue interest income.

     In 1993, the Bank introduced a new lending program directed to the mortgage banking industry. As an alternative to a warehouse credit line, the Bank participates in the funding of individual residential mortgage loans originated by the mortgage banker. During late 1994, two of the mortgage banking companies involved in this program experienced financial difficulties and subsequently filed for bankruptcy protection. At or about the same time, the Bank learned that irregularities occured in the origination process at the mortgage banking companies which negatively impacted the underlying real estate collateral of certain loans that had been funded. As a result of these conditions, the Bank recorded charges totaling $1,067,000 on a pre-tax basis ($1.08 per common share) in the fourth quarter, which includes an additional provision for loan losses of $825,000.

     At December 31, 1994 and 1993, there were $3,539,143 and $3,530,597, respectively, of loans outstanding to directors, principal shareholders and executive officers and their affiliated interests. During 1994, new loans of $1,989,159 were made and repayments totalled $1,980,613. Such loans are

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. LOANS -- (CONTINUED)
made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection.

6. ALLOWANCE FOR LOAN LOSSES

     A summary of the activity in the allowance for loan losses for the years ended December 31, 1994, 1993, and 1992 follows:


                                                                      1994           1993           1992
                                                                  -------------  -------------  -------------
Balance, beginning of year......................................  $   1,321,225  $   1,077,635  $     905,139
Provision charged to operating income...........................        860,000        450,000        525,000
Loans charged-off...............................................       (552,143)      (244,377)      (352,727)
Recoveries of loans previously charged-off......................         84,290         37,967            223
                                                                  -------------  -------------  -------------
Balance, end of year............................................  $   1,713,372  $   1,321,225  $   1,077,635
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------

7. PREMISES AND EQUIPMENT

     A summary of premises and equipment as of December 31, 1994 and 1993 follows:


                                                                            1994           1993
                                                                        -------------  -------------
Furniture and fixtures................................................  $     731,132  $     550,691
Leasehold improvements................................................        490,160        484,535
                                                                        -------------  -------------
                                                                            1,221,292      1,035,226
Less -- Accumulated depreciation and amortization.....................        564,791        413,891
                                                                        -------------  -------------
Premises and equipment, net...........................................  $     656,501  $     621,335
                                                                        -------------  -------------
                                                                        -------------  -------------

8. CERTIFICATES OF DEPOSIT

     At December 31, 1994, 1993, and 1992, certificates of deposit outstanding with a face value greater than or equal to $100,000 totalled approximately $7,646,000, $7,374,000, and $9,057,000, respectively. Interest expense for the years then ended relating to those certificates was approximately $143,900, $212,800, and $429,000, respectively.

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF PITTSBURGH

     A summary of the advances from the FHLB at December 31, 1994 and 1993 follows:


                                                                         DECEMBER 31, 1994
                                                              ---------------------------------------
                                                                                           INTEREST
                                                                  AMOUNT       MATURITY      RATE
                                                              --------------  ----------  -----------
Short-term:.................................................  $   34,637,382     11/2/95       6.61%
                                                                   4,000,000     2/17/95       6.13%
                                                                   4,000,000     2/27/95       6.18%
                                                                   2,000,000      4/3/95       6.17%
                                                                   5,000,000     5/26/95       5.88%
                                                                   3,400,000    11/20/95       5.38%
                                                                   5,000,000    12/18/95       5.89%
                                                                   5,000,000    12/19/95       5.89%
                                                              --------------
     Total Advances.........................................  $   63,037,382
                                                              --------------
                                                              --------------

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF PITTSBURGH -- (CONTINUED)


                                                                         DECEMBER 31, 1993
                                                              ---------------------------------------
                                                                                           INTEREST
                                                                  AMOUNT       MATURITY      RATE
                                                              --------------  ----------  -----------
Short-term:.................................................  $    1,600,000    11/18/94       5.05%
                                                                  22,104,821    12/31/94       3.35%
                                                              --------------
     Total short-term.......................................      23,704,821
                                                              --------------
Long-term:..................................................       2,000,000      4/3/95       6.17%
                                                                   3,400,000    11/20/95       5.38%
                                                                   5,000,000     5/26/95       3.44%
                                                              --------------
     Total long-term........................................      10,400,000
                                                              --------------
           Total Advances...................................  $   34,104,821
                                                              --------------
                                                              --------------

     Advances from the FHLB are collateralized by mortgage-backed securities at an amount not exceeding 85% to 90% of the fair market value of these securities.

10. SUBORDINATED DEBENTURES

     Subordinated debentures consist of 7 3/4% notes due September 30, 1998. These notes are subordinated to rights of any senior debt consisting of certain obligations to banks and other financial institutions which may be incurred.

11. INCOME TAXES

     As of January 1, 1993, Regent adopted the provisions of SFAS No. 109. The cumulative effect of adopting this change was not material, and accordingly, has been reflected in the consolidated statements of income as part of the income tax provision for the year ended December 31, 1993. Prior year financial statements have not been restated to reflect the new accounting method.

     The provision for income taxes for the years ended December 31, 1994, 1993 and 1992 follows:


                                                                1994         1993         1992
                                                             -----------  -----------  -----------

Current....................................................  $   484,900  $   643,500  $   652,700
Deferred...................................................     (225,800)     (37,000)     (51,000)
                                                             -----------  -----------  -----------
                                                             $   259,100  $   606,500  $   601,700
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------

     Regent's effective tax rate does not differ significantly from the federal statutory rate of 34%.

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. INCOME TAXES -- (CONTINUED)
The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:


                                                                        DECEMBER 31,   DECEMBER 31,
                                                                            1994           1993
                                                                        -------------  ------------
Loan loss reserve.....................................................  $     582,000   $  449,200
Depreciation..........................................................         11,900        3,100
Unrealized loss on investment securities available for sale...........        733,000           --
Other.................................................................         31,200       21,000
                                                                        -------------  ------------
     Total gross assets...............................................      1,358,100      473,300
                                                                        -------------  ------------
Deferred loan fee.....................................................             --      (74,000)
                                                                                       ------------
     Total gross liabilities..........................................             --      (74,000)
                                                                        -------------  ------------
Net deferred tax asset................................................  $   1,358,100   $  399,300
                                                                        -------------  ------------
                                                                        -------------  ------------

     Management of Regent believes that the existing net temporary differences will reverse during periods in which Regent generates net taxable income. The deferred tax asset is included in prepaid expense and other assets on the consolidated balance sheets.

     At December 31, 1994, an income tax receivable of $255,444 is recorded and included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

12. COMMITMENTS AND CONTINGENCIES

     Regent has a 10-year noncancelable lease agreement for its banking facility. This agreement expires on May 31, 1999. Future minimum lease payments as of December 31, 1994 in connection with the lease are:


                            YEAR ENDING DECEMBER 31                                AMOUNT
-------------------------------------------------------------------------------  -----------
1995...........................................................................  $   189,660
1996...........................................................................      189,660
1997...........................................................................      189,660
1998...........................................................................      189,660
1999...........................................................................       81,005
Thereafter.....................................................................           --
                                                                                 -----------
     Total minimum payments required...........................................  $   839,645
                                                                                 -----------
                                                                                 -----------

     Regent incurred rent expense of $173,865, $173,959 and $173,855 in 1994, 1993 and 1992, respectively. The lease has an initial term of ten years and options to renew for two terms of five years each. Rental payments for the option period commencing June 1, 1999, will be based upon fair market value. The lease also requires Regent to pay its pro rata share of all operating expenses such as maintenance, insurance, taxes, etc.

     Regent is subject to various legal actions and proceedings. In the bankruptcy proceeding of a mortgage banking company for which the Bank funded individual residential mortgages, the Bank has requested the court to order the debtor to execute assignments of notes and mortgages to the Bank with respect to approximately $7,600,000 of mortgages which the Bank had purchased and which the debtor was obligated to resell but had failed to resell as a result of its financial difficulties. Such mortgages were recorded by the Bank as of December 31, 1994. The debtor has objected to the Bank's request, alleging that the mortgages may be the property of the debtor and that the funds advanced by the Bank of approximately $7,600,000 might represent unsecured loans to the debtor. In this event, it is

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. COMMITMENTS AND CONTINGENCIES -- (CONTINUED) management's belief that the Bank's claims in these proceedings represent a substantial portion of all claims against the debtor. The Bank expects to establish in these proceedings that in each case the Bank acquired ownership of each mortgage and did not make a loan to the debtor, and intends to vigorously oppose any argument by the debtor that the transactions should be characterized as loans to the debtor. In the opinion of management, after discussion with legal counsel, the resolution of these matters is not expected to have a material adverse effect on Regent's consolidated financial condition or results of operations.

13. SIGNIFICANT GROUP CONCENTRATIONS OF RISK

     Approximately 58% and 52% of the total loans outstanding at December 31, 1994 and 1993, respectively, are real estate loans and the collateral is primarily located in the various counties surrounding Philadelphia. Regent is able to decrease its credit exposure by an amount equal to the appraised value of the collateral.

14. RELATED PARTIES

     Regent incurred professional fees of $560,441, $436,956 and $276,142 in 1994, 1993 and 1992, respectively. Included in these amounts were approximately $270,000, $167,000 and $108,900 in 1994, 1993 and 1992, respectively, of fees paid to law firms that have representatives who are members of the Board of Directors of Regent or the Bank.

     Regent paid insurance premiums of approximately $78,800, $79,700 and $81,800 during 1994, 1993 and 1992, respectively, to an insurance brokerage agency whose president is also a member of the Board of Directors of Regent.

     Regent paid consulting fees of approximately $80,700, $76,300 and $56,900 during 1994, 1993 and 1992, respectively, to an investment consulting firm whose president is also a member of the Board of Directors of Regent.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     Regent is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheets.

     Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Regent had outstanding loan origination commitments to originate variable and fixed rate loans aggregating approximately $350,000 and $3,986,000 at December 31, 1994 and 1993, respectively. These commitments expire at various dates within 75 days subsequent to December 31, 1994, and 90 days subsequent to December 31, 1993. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.

     Commitments under outstanding standby letters of credit were $487,000 at December 31, 1994 and $621,000 at December 31, 1993. Commitments under lines of credit exist as the borrower has not

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK -- (CONTINUED) used the full amount of the approved line of credit. Amounts available for use under existing lines of credit were $6,807,000 and $3,850,000 at December 31, 1994 and 1993, respectively.

16. SHAREHOLDERS' EQUITY

     Prior to the public offering of securities by Regent in 1989, the organizers of Regent purchased 101,000 shares of common stock at $10 per share. These shares contain warrants to purchase up to 59,438 shares of common stock at $8.50 per share. The warrants expire on December 31, 1995. In addition, Regent granted options to the organizers to purchase an aggregate of 264,825 shares of common stock. These options are exercisable at a price of $8.50 per share and expire on May 23, 1996.

     In connection with the public offering, 500,196 units were purchased which consisted of one share of Regent's common stock and one-half warrant. Each whole warrant entitles the holder to purchase 1.177 shares of common stock at a price of $8.50 per share and expires on December 31, 1995.

     In April 1989, Regent established a Stock Option Plan which provides for the granting of incentive and nonqualified stock options to certain officers, directors, founders and key employees. Currently, a maximum of 211,860 shares of Regent's common stock may be issued, with no more than 153,010 shares granted to directors, founders and director/officers of the Bank and no more than 58,850 shares granted to nondirector/officers of the Bank. Options are granted at a price not less than 100% of the fair market value of the common stock at date of grant and must be exercised within five years from date of grant, with certain restrictions. At December 31, 1994 and 1993, options for 151,539 shares, were outstanding at $8.50 per share. No options were exercised during 1994 or 1993.

     In June 1989, Regent sold 530,000 shares of Series A Convertible Preferred Stock. The preferred stock is convertible, at the option of the holder, into Regent's common stock on a share-for-share basis. The Series A Convertible Preferred Stock is redeemable at Regent's option at $10.00 per share, plus declared but unpaid dividends.

     The Series B through Series E Convertible Preferred Stock is redeemable in whole or in part at the option of Regent, at a price of $8.50 per share, plus declared but unpaid dividends.

     In July 1994 and 1993, Regent issued 51,912 and 52,967 shares, respectively, of Series E, and in May 1992, 1991, and 1990, Regent issued 52,996 shares of Series D, 52,996 shares of Series C, and 52,998 shares of Series B Convertible Preferred Stock, representing a 10% stock dividend to holders of Series A Convertible Preferred Stock. The fair market value of the 51,912 and 52,967 shares issued of Series E stock of $395,829 and $430,381, respectively, the 52,996 shares issued of Series D stock of $357,750, the 52,996 shares issued of Series C stock of $264,980 and the 52,998 shares of Series B stock of $490,250 has been charged to retained earnings (accumulated deficit). Each share of Series B, C and D stock is convertible into 1.177 shares of common stock and each share of Series E stock is convertible into one share of common stock.

     In connection with the 10% stock dividend issued in the form of Series B through Series D preferred stock, the organizers had the obligation to purchase these shares from the recipients at $10 per share. Regent has issued to each organizer who was required to purchase any share of the stock dividend a warrant to purchase one-half of a share of common stock at $8.50 per share for each share of preferred stock purchased. The warrants are exercisable for a period of five years from the date of issue at a purchase price of $8.50 per share. In connection with the issuance of the Series B, C and D Convertible Preferred Stock, warrants for the purchase of 24,977, 25,319 and 25,852 shares, respectively, have been issued to the organizers.

     In July 1993 and May 1992, Regent paid 7% and 10% common stock dividends resulting in the issuance of an additional 57,287 and 67,592 shares, respectively, of common stock. In connection with

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. SHAREHOLDERS' EQUITY -- (CONTINUED)
preferred stock, options, and warrants, approximately 1,512,000 shares have been reserved for issuance upon exercise or conversion in accordance with the antidilution and adjustment provisions of the various issues. Per share data and the weighted average number of shares outstanding for all periods presented in the consolidated statements of income have been adjusted to reflect the payment of the common stock dividend.

17. DIVIDEND AND LOAN LIMITATIONS

     The dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal limitations. Under such limitations, $1,866,000 are currently available for the payment of dividends by the Bank to Regent at December 31, 1994.

     Under current Federal Reserve regulations, the Bank is limited in the amount it may loan to Regent, unless the loans are secured by specific obligations. At December 31, 1994, the maximum amount available for transfer from the Bank to Regent in the form of loans approximated 10% of consolidated net assets.

18. REGENT BANCSHARES CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS


                                                                                         DECEMBER 31
                                                                                ------------------------------
                                                                                     1994            1993
                                                                                --------------  --------------
Cash..........................................................................  $          100  $          100
Other investment securities...................................................         134,147         107,446
Other assets..................................................................         126,113          45,294
Investment in subsidiary......................................................      14,748,926      15,549,739
                                                                                --------------  --------------
  Total assets................................................................  $   15,009,286  $   15,702,579
                                                                                --------------  --------------
                                                                                --------------  --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities.............................................................  $       53,718  $       26,836
Subordinated debentures.......................................................       2,750,000       2,550,000
Shareholders' equity..........................................................      12,205,568      13,125,743
                                                                                --------------  --------------
  Total liabilities and shareholders' equity..................................  $   15,009,286  $   15,702,579
                                                                                --------------  --------------
                                                                                --------------  --------------

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

18. REGENT BANCSHARES CORP. (PARENT COMPANY ONLY) FINANCIAL
    INFORMATION -- (CONTINUED)
CONDENSED STATEMENTS OF INCOME


                                                                             YEAR ENDED DECEMBER 31
                                                                    -----------------------------------------
                                                                       1994          1993           1992
                                                                    -----------  -------------  -------------
Dividend from subsidiary..........................................  $   250,000  $          --  $          --
Interest income...................................................        4,312          3,896          6,288
                                                                    -----------  -------------  -------------
  Total income....................................................      254,312          3,896          6,288
                                                                    -----------  -------------  -------------
Expenses:
  Interest........................................................      217,612         28,456             --
  Other...........................................................       43,363         43,177         45,230
                                                                    -----------  -------------  -------------
           Total expenses.........................................      260,975         71,633         45,230
                                                                    -----------  -------------  -------------
                                                                         (6,663)       (67,737)       (38,942)
Income tax benefit................................................      (87,300)       (23,000)       (13,300)
                                                                    -----------  -------------  -------------
Income (loss) before equity in undistributed net income of
  subsidiary......................................................       80,637        (44,737)       (25,642)
Equity in undistributed net income of subsidiary..................      422,188      1,221,846      1,192,498
                                                                    -----------  -------------  -------------
Net income........................................................  $   502,825  $   1,177,109  $   1,166,856
                                                                    -----------  -------------  -------------
                                                                    -----------  -------------  -------------

CONDENSED STATEMENTS OF CASH FLOWS


                                                                             YEAR ENDED DECEMBER 31
                                                                    -----------------------------------------
                                                                       1994          1993           1992
                                                                    -----------  -------------  -------------
Cash flows from operating activities:
  Net income......................................................  $   502,825  $   1,177,109  $   1,166,856
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Increase in other assets.....................................      (80,819)       (23,257)       (13,537)
     Equity in undistributed net income of subsidiary.............     (422,188)    (1,221,846)    (1,192,498)
     Increase (decrease) in other liabilities.....................       26,883         26,836         (1,946)
                                                                    -----------  -------------  -------------
        Total adjustments.........................................     (476,124)    (1,218,267)    (1,207,981)
                                                                    -----------  -------------  -------------
        Net cash provided by (used in) operating activities.......       26,701        (41,158)       (41,125)
                                                                    -----------  -------------  -------------
Cash flows from investing activities:
  Decrease (increase) in investment securities....................      (26,701)        41,158         25,909
  Increase in investment in subsidiary............................     (200,000)    (2,550,000)            --
                                                                    -----------  -------------  -------------
     Net cash (used in) provided by investing
        activities................................................     (226,701)    (2,508,842)        25,909
                                                                    -----------  -------------  -------------
Cash flows from financing activities:
  Issuance of subordinated debentures.............................      200,000      2,550,000             --
                                                                    -----------  -------------  -------------
Net decrease in cash..............................................           --             --        (15,216)
Cash, beginning of year...........................................          100            100         15,316
                                                                    -----------  -------------  -------------
Cash, end of year.................................................  $       100  $         100  $         100
                                                                    -----------  -------------  -------------
                                                                    -----------  -------------  -------------

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND FEDERAL FUNDS SOLD: The carrying amounts for cash and federal funds sold approximate the fair values of those assets.

     MORTGAGE-BACKED SECURITIES AND INVESTMENT SECURITIES: Fair values are based on quoted market prices, if available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

     LOANS: For floating rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for fixed rate commercial real estate and commercial and industrial loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar terms and credit quality.

     MORTGAGE LOANS HELD FOR SALE: Due to their short-term nature, the carrying amount of mortgage loans held for sale approximates fair value.

     DEPOSIT LIABILITIES: The fair value of demand deposits, NOW and savings accounts, and money market deposits is the amount payable on demand at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

     ADVANCES FROM FHLB: The carrying amount of short-term advances approximates their fair values. Rates currently available for advances with similar terms and remaining maturities are used to estimate the fair value of long-term advances.

     SUBORDINATED DEBENTURES: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value.

     OFF-BALANCE-SHEET INSTRUMENTS: The carrying amount of off-balance-sheet instruments approximates their fair value as these commitments are short-term and are primarily variable rate agreements.

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
     The estimated fair value of the Company's financial instruments at December 31, 1994 follows:


                                                                             CARRYING       FAIR
                                                                              AMOUNT        VALUE
                                                                            -----------  -----------
                                                                            (DOLLARS IN THOUSANDS)
Financial assets:
  Cash....................................................................  $     2,802  $     2,802
  Investment securities...................................................          125          125
  Mortgage-backed securities..............................................      152,945      144,653
  Loans, net..............................................................       74,146       73,618
  Mortgage loans held for sale............................................        5,388        5,388

Financial liabilities:
  Deposits................................................................      161,061      160,678
  Advances from FHLB......................................................       63,037       62,951
  Subordinated debentures.................................................        2,750        2,438

Off-Balance-Sheet Instruments:
  (Notional amounts)
  Commitments to extend credit............................................          350          350
  Letters of credit.......................................................          487          487
  Commitments under lines of credit.......................................        6,807        6,807

20. SUBSEQUENT EVENTS

     On August 30, 1995, with the approval of the Board of Directors, the Company and the Bank entered into an Agreement and Plan of Merger (the Agreement) with Carnegie Bancorp (Carnegie) and its wholly-owned subsidiary, Carnegie Bank, N.A. (CBN). Pursuant to the Agreement, the Company will be merged with and into Carnegie (the merger), and the Bank will be merged with and into CBN, which will conduct business under the name Carnegie Regent Bank, N.A. The Agreement provides, among other things, that upon the merger (i), each Common and Preferred Series A share of the Company will be converted into .75 common shares and one Preferred Series A share of Carnegie, respectively, (ii) each share of Preferred Series B,C,D and E of the Company will be called for redemption at $10.00 per share unless previously converted into the Company's common shares in accordance with its terms, and (iii) outstanding options and warrants to purchase the Company's common stock will be converted into Carnegie common stock or Carnegie options as further defined in the Agreement. To effect the merger, the approval of a majority of voting shareholders of the Company and Carnegie and receipt of all governmental and other required approvals, including the approval of the Office of the Comptroller of the Currency and the Federal Reserve Bank, is necessary. Additionally, the agreement provides that, to effect the merger, the Company and Carnegie are subject to the satisfaction, or waiver, of various conditions as more fully described in the Agreement.

     In October, 1995, the U.S. Bankruptcy Court issued an order approving the settlement of the matter discussed in Note 12. As part of the settlement, the Bank's request to receive assignment of notes and mortgages of approximately $7,600,000 was granted and the trustee and creditor's committee agreed not to object to the Bank's unsecured claims against the debtor in the bankruptcy proceedings. Additionally, the Bank agreed to pay the trustee $175,000 and will lend the trustee up to an additional $175,000 to pay counsel fees in connection with litigation by the trustee against a third party. The Bank also agreed to make an additional loan up to $50,000 and a third loan of $75,000, (subject to certain conditions), to pay fees and expenses of professionals (other than attorneys) in connection with the claim against the third party. The loans will bear interest at the Bank's prime rate plus one percent per annum, and will be secured by a continuing first lien on, and security interest in

                            REGENT BANCSHARES CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20. SUBSEQUENT EVENTS -- (CONTINUED)
(after administrative expenses, as defined), the trustee's right, title and interest in the assets of the debtor's bankruptcy estate. The Bank's payment to the trustee of $175,000, has been charged to expense in the three months ended September 30, 1995. Management believes the Bank's loan commitments under the settlement are recoverable based upon its current assessment of the outcome of the litigation against the third party. The Bank's unsecured claims against the debtor approximate $2.5 million, with recovery primarily dependent on successful litigation against the third party.

     There continues to be possible claims which may be made against the Bank by other creditors associated with the Bank's transactions with the debtor. Such claims have not been formally asserted to date. Additionally, in November 1995, the agent that conducted a real estate settlement involving the refinancing of a mortgage through the debtor, filed a lawsuit against the Bank seeking damages in excess of $100,000 plus any and all damages sustained which are unspecified. The lawsuit alleges, among other things, breach of contract and reliance on the Bank as the debtor's warehouse lender. Management believes that these pending and possible claims are without merit, and the Bank intends to vigorously defend this and any future actions brought related to these matters. However, the ultimate outcome of these matters is not presently determinable and, accordingly, no adjustments have been made in the accompanying consolidated financial statements.

     In the opinion of management, after discussions with legal counsel, the resolution of each of these matters is not expected to have a material adverse effect on the Company's consolidated financial condition or results of operations.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                                                        SEPTEMBER 30,
ASSETS                                                                                       1995
                                                                                       ----------------
Cash and due from banks..............................................................  $      4,929,325
Investment securities available for sale.............................................        31,273,732
Mortgage-backed securities held to maturity..........................................       111,537,750
Mortgage loans held for sale.........................................................         4,071,033
Loans, net of unearned interest and loan costs.......................................       103,129,694
  Less: Allowance for loan losses....................................................        (1,913,920)
                                                                                       ----------------
  Net loans..........................................................................       101,215,774
Premises and equipment, net..........................................................           665,981
Accrued interest receivable..........................................................         1,694,470
Prepaid expenses and other assets....................................................         1,195,037
                                                                                       ----------------
     Total Assets....................................................................  $    256,583,102
                                                                                       ----------------
                                                                                       ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Non-interest bearing...............................................................  $     15,611,907
  Interest bearing:
     NOW and money market............................................................        10,860,561
     Savings.........................................................................        48,117,623
     Certificates of deposit.........................................................       118,353,183
                                                                                       ----------------
     Total Deposits..................................................................       192,943,274
Advances from Federal Home Loan Bank of Pittsburgh...................................        38,140,585
Subordinated debentures..............................................................         2,750,000
Accrued interest payable.............................................................         4,301,902
Other liabilities....................................................................         4,918,986
                                                                                       ----------------
     Total Liabilities...............................................................       243,054,747
                                                                                       ----------------
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock, $.10 par value, 5,000,000 shares authorized
     Series A, 487,532 shares issued and outstanding; entitled to $4,875,320 in
       involuntary liquidation.......................................................            48,753
     Series B, 4,270 shares issued and outstanding; entitled to $42,700 in
       involuntary liquidation.......................................................               427
     Series C, 3,515 shares issued and outstanding; entitled to $35,150 in
       involuntary liquidation.......................................................               351
     Series D, 4,775 shares issued and outstanding; entitled to $47,750 in
       involuntary liquidation.......................................................               478
     Series E, 99,273 shares issued and outstanding; entitled to $992,730 in
       involuntary liquidation.......................................................             9,927
  Common Stock, $.10 par value, 10,000,000 shares authorized, 979,274 shares issued
     and outstanding.................................................................            97,927
  Capital surplus....................................................................        13,300,872
  Retained earnings..................................................................           546,308
  Net unrealized loss on securities available for sale...............................          (476,688)
                                                                                       ----------------
     Total Shareholders' Equity......................................................        13,528,355
                                                                                       ----------------
  Total Liabilities & Shareholders' Equity...........................................  $    256,583,102
                                                                                       ----------------
                                                                                       ----------------

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)


                                                                                          1995           1994
                                                                                      -------------  -------------
Interest Income:
  Loans, including fees.............................................................  $   7,482,226  $   4,611,396
  Investment securities.............................................................      7,581,244      8,149,617
  Federal funds sold................................................................             --          9,562
                                                                                      -------------  -------------
     Total interest income..........................................................     15,063,470     12,770,575
                                                                                      -------------  -------------

Interest Expense:
  Deposits..........................................................................      6,785,615      6,906,112
  Short-term borrowings.............................................................      2,179,974      1,149,306
  Long-term debt....................................................................        167,697        422,622
                                                                                      -------------  -------------
     Total interest expense.........................................................      9,133,286      8,478,040
                                                                                      -------------  -------------
     Net interest income............................................................      5,930,184      4,292,535
Provision for loan losses...........................................................        320,000         35,000
                                                                                      -------------  -------------
     Net interest income after provision for loan losses............................      5,610,184      4,257,535
                                                                                      -------------  -------------

Other income:
  Service charges on deposit accounts...............................................         56,160         91,365
  Other                                                                                      17,900         81,957
                                                                                      -------------  -------------
     Total other income.............................................................         74,060        173,322
                                                                                      -------------  -------------

Other Expenses:
  Salaries and employee benefits....................................................      1,278,726      1,121,069
  Professional services.............................................................        833,988        325,524
  Rent..............................................................................        130,391        131,708
  Other occupancy expense...........................................................        123,464         87,863
  Depreciation and amortization.....................................................        133,750        106,001
  Insurance.........................................................................        238,921        372,360
  Other.............................................................................      2,376,729        732,008
                                                                                      -------------  -------------
     Total other expenses...........................................................      5,115,969      2,876,533
                                                                                      -------------  -------------
Income before income taxes..........................................................        568,275      1,554,324
Provisions for income taxes.........................................................        191,800        526,900
                                                                                      -------------  -------------
NET INCOME..........................................................................        376,475      1,027,424
Preferred stock dividends...........................................................        360,147        236,610
                                                                                      -------------  -------------
Earnings for common stock...........................................................  $      16,328  $     790,814
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Earnings per common share:
  Primary:..........................................................................  $         .02  $         .80
  Fully diluted.....................................................................             --  $         .69
Weighted average number of shares...................................................      1,048,059        982,490
                                                                                      -------------  -------------
                                                                                      -------------  -------------

     See accompanying notes to unaudited consolidated financial statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)


                                                                                     1995              1994
                                                                               ----------------  ----------------
Cash Flows from Operating Activities:
Net Income...................................................................  $        376,475  $      1,027,424
Adjustments to reconcile net income to net cash provided by operating activities --
  Provision for loan losses..................................................           320,000            35,000
  Depreciation and amortization..............................................           133,750           106,001
  Net amortization of premiums and discounts on investment securities and
     investment securities available for sale................................           468,635         1,087,132
  Decrease in net deferred loan costs........................................         1,139,122           157,345
  (Increase) decrease in accrued interest receivable.........................           256,774          (174,106)
  Decrease in other assets...................................................           647,947           290,595
  Increase in accrued interest payable.......................................         2,061,834           742,706
  Increase in other liabilities..............................................         2,762,999           425,041
                                                                               ----------------  ----------------
     Total adjustments.......................................................         7,791,061         2,669,714
                                                                               ----------------  ----------------
     Net cash provided by operating activities...............................         8,167,536         3,697,138
                                                                               ----------------  ----------------
Cash Flows From Investing Activities:
  Net increase in loans......................................................       (28,528,629)      (10,372,934)
  Net decrease in mortgage loans held for sale...............................         1,316,484         1,130,533
  Purchases of mortgage-backed and investment securities.....................                --       (46,483,957)
  Principal collected on investment and mortgage-backed
     securities..............................................................        14,205,310        39,915,104
  Net decrease in U.S. Treasury bills........................................           124,672            99,860
  Net decrease in federal funds sold.........................................                --         6,000,000
  Purchases of premises and equipment........................................          (143,230)         (168,701)
                                                                               ----------------  ----------------
     Net cash used in investing activities...................................       (13,025,393)       (9,880,095)
                                                                               ----------------  ----------------
Cash Flows From Financing Activities:
  Net (decrease) increase in total deposits..................................        31,881,802        (3,512,558)
  Net (decrease) increase in advances from Federal Home Loan Bank of
     Pittsburgh..............................................................       (24,896,797)        9,865,996
  Proceeds from issuance of subordinated debentures..........................                --           200,000
                                                                               ----------------  ----------------
     Net cash provided by financing activities...............................         6,985,005         6,553,438
                                                                               ----------------  ----------------
Net increase (decrease) in cash and cash equivalents.........................         2,127,148           370,481
Cash and cash equivalents, beginning of year.................................         2,802,177         6,719,903
                                                                               ----------------  ----------------
Cash and cash equivalents, end of period.....................................  $      4,929,325  $      7,090,384
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
  Interest...................................................................  $      7,071,452  $      7,735,334
  Income taxes...............................................................           100,000           310,000
Supplemental Schedule of Non-Cash Investing and Financial Activity:
Issuance and declaration of preferred stock as dividends.....................  $        308,712  $        395,829
Conversion of preferred stock to common stock................................             5,486             4,297

     See accompanying notes to unaudited consolidated financial statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. In the opinion of Regent, the accompanying unaudited financial statements contain all adjustments (including normal recurring accruals) necessary to present fairly the financial position of Regent as of September 30, 1995 and its results of operations for the nine months ended September 30, 1995 and 1994 and its cash flows for the nine months ended September 30, 1995 and 1994.

2. Results of operations for the nine months ended September 30, 1995 are not necessarily indicative of the results to be expected for the full year.

3. Earnings per common share for all periods presented is based on the weighted averaged number of common shares outstanding and common stock equivalents, after consideration of preferred stock dividends. Common stock equivalents include the Series B, Series C, Series D and Series E Convertible Preferred Stock. For the nine months ended September 30, 1995 and 1994, the weighted average number of common shares included 114,056 and 94,989 shares, respectively, attributable to common stock equivalents. The earnings per common share does not assume the exercise of stock options or warrants as common stock equivalents since such exercise would be anti-dilutive. Fully diluted earnings per share assumes the conversion of preferred stock. However, for the nine months ended September 30, 1995, the resulting calculation is anti-dilutive and is therefore not presented herein. For the nine months ended September 30, 1994, 1,499,868 shares were used in the calculation.

                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                         PAGE
                                                         -----
Available Information...............................           2
Incorporation of Certain Documents by Reference.....           2
Prospectus Summary..................................           3
The Company.........................................           4
The Offering........................................           4
Use of Proceeds.....................................           5
Price Range of Common Stock and Related Shareholder
  Matters...........................................           5
Capitalization......................................           6
Regent Financial Summary and Selected Per Share
  Data..............................................           7
Management's Discussion and Analysis of Financial
  Condition and Results of
  Operations........................................           8
Business............................................          30
The Merger..........................................          36
Description of Regent Securities....................          37
Legal Matters.......................................          41
Experts.............................................          41
Disclosure of Commission Position on Indemnification
  for Securities Act Liabilities....................          41
Index to Consolidated Financial Statements..........         F-1

     UNTIL ________, 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTION.

                                 344,387 SHARES

                            REGENT BANCSHARES CORP.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               ____________, 1996

                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                         ITEM                                            AMOUNT
---------------------------------------------------------------------------------------  --------------
Filing Fee -- Securities and Exchange Commission.......................................  $     1,010.00
Blue Sky filing fees and expenses (including legal fees)...............................        1,500.00*
Accounting fees and expenses...........................................................        3,000.00*
Legal fees and expenses................................................................       10,000.00*
Printing and engraving.................................................................        8,500.00*
                                                                                         --------------
Miscellaneous..........................................................................          990.00
                                                                                         --------------
  Total................................................................................  $    25,000.00
                                                                                         --------------
                                                                                         --------------


------------------

*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VIII of the Registrant's Bylaws provides that the Registrant shall indemnify every director and officer of Regent, including any former directors and officers, and may indemnify any employee or agent, to the full extent permitted by the New Jersey Business Corporation Act ('NJBCA'). The Registrant is also required to pay and advance expenses to such directors and officers for matters covered by such indemnification to the full extent permitted under the NJBCA.

     Section 14A:3-5 of NJBCA gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (a 'corporate agent') against expenses and liabilities incurred in connection with certain proceedings, involving the corporate agent by reason of his being or having been such a corporate agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the corporate agent must have acted in good faith and in the manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. In such proceeding, the termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such corporate agent failed to meet the above applicable standards of conduct. The indemnification provided by NJBCA does not exclude any rights to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders or otherwise. No indemnification, other than that required when a corporate agent is successful on the merits or otherwise in any of the above proceedings, shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification power by the corporation or the rights of indemnification to which a corporate agent may be entitled.

ITEM 16. EXHIBITS.

         Exhibits:

         The Exhibit Index is on Page II-5 of this Registration Statement.

ITEM 17. UNDERTAKINGS.

     Registrant undertakes:

     A. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities

Act of 1933 (the 'Act'); (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement; and (iii) include any material information on the plan of distribution.

     B. For the purpose of determining any liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     C. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     D. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     E. For determining any liability under the Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

     F. For determining any liability under the Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe and does believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on January 16, 1996.

                                          REGENT BANCSHARES CORP.

                                          By: /s/ HARVEY PORTER
                                              --------------------------------
                                              Harvey Porter, President and
                                              Chief Executive Officer


                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints each of Harvey Porter and Stephen J. Carroll as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement, and to file the same, with all exhibits thereof, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or a substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 SIGNATURE                   TITLE                                                 DATE
-------------------------------------------  -------------------------------------------  -----------------------
/s/ HARVEY PORTER                           President, Chief Executive Officer and a      January 16, 1996
----------------------                        Director (principal executive officer)
Harvey Porter

/s/ STEPHEN J. CARROLL                      Treasurer (principal financial and            January 16, 1996
-----------------------                       accounting officer)
Stephen J. Carroll

/s/ DAVID W. RING                           Chairman of the Board of Directors            January 16, 1996
-----------------------
David W. Ring

/s/ ABRAHAM L. BETTINGER                    Vice Chairman of the Board and Director       January 16, 1996
-------------------------
Abraham L. Bettinger

/s/ BARBARA H. TEAFORD                      Executive Vice President and Director         January 16, 1996
-------------------------
Barbara H. Teaford

/s/ O. FRANCIS BIONDI                       Director                                      January 16, 1996
-------------------------
O. Francis Biondi


                 SIGNATURE                   TITLE                                                 DATE
-------------------------------------------  -------------------------------------------  -----------------------
/s/ LEONARD S. DWARES                        Director                                     January 16, 1996
-------------------------
Leonard S. Dwares

                                             Director                                     January   , 1996
-------------------------
Lance T. Funston

                                             Director                                     January   , 1996
-------------------------
James J. Mooney

/s/ EDWARD PARNES                            Director                                     January 16, 1996
-------------------------
Edward Parnes

                                             Director                                     January   , 1996
-------------------------
Robert J. Reichlin

/s/ HARRY D. ZUTZ                            Director                                     January 16, 1996
-------------------------
Harry D. Zutz


                                 EXHIBIT INDEX

                    (PURSUANT TO ITEM 601 OF REGULATION S-B)


  EXHIBIT                                                                                             SEQUENTIAL
  NUMBER     DESCRIPTION OF EXHIBITS                                                                 NUMBERED PAGE
-----------  ---------------------------------------------------------------------------------  -----------------------
    3.1*     Articles of Incorporation (Pennsylvania)

    3.2*     Certificate of Incorporation of Registrant (New Jersey)

    3.3*     Articles and Certificate of Merger (Pennsylvania)

    3.4*     Certificate of Merger (New Jersey)

    3.5*     By-laws of Registrant

    4.1*     Form of Registrant's Common Stock Certificate

    4.2*     Form of Preferred Stock Certificate

    4.3*     Series A Preferred Stock Designation

    4.4*     Series B Preferred Stock Designation

    4.5*     Series C Preferred Stock Designation

    4.6*     Series D Preferred Stock Designation

    4.7*     Series E Preferred Stock Designation

    4.8***   Form of Warrant, as amended June 30, 1994

    4.9**    Warrant Agreement dated May 24, 1989, as amended

    4.10**   Warrants with Hopper Soliday & Co., Inc. and its designee

    5.1      Opinion of Duane, Morris & Heckscher re legality of Common Stock being offered hereby

   10.1**    Stock Option Plan

   10.2*     Form of Incentive Stock Option

   10.3*     Form of Non-Statutory Stock Option

   10.4*     Lease Agreement dated August 4, 1988 for the premises located at 1430 Walnut
             Street, Philadelphia, PA

   10.5**    Employment Agreement dated May 24, 1989 by and between the Company and Harvey
             Porter

   10.6**    Employment Agreement dated May 24, 1989 by and between the Company and Barbara H.
             Teaford

   10.7****  Agreement and Plan of Merger dated as of August 30, 1995 among Carnegie Bancorp,
             Carnegie Bank, N.A., the Company and Regent National Bank

   23.1      Consent of Independent Public Accountants

   23.2      Consent of Duane, Morris & Heckscher (included as part of Exhibit 5)

------------------
  * Incorporated by reference to Form S-1 Registration Statement of Registrant, as amended, Registration No. 33-27299.

 ** Incorporated by reference from Registrant's Form 10-K report for the fiscal year ended December 31, 1989.

***  Incorporated by reference from Registrant's Form 10-Q request for the quarter ended
     June 30, 1994.

**** Incorporated by reference from Registrant's Form 8-K current report dated August 30, 1995
     (date of earliest event reported).